Exhibit 99.1

BITFARMS LTD.

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

March 20, 2023

TABLE OF CONTENTS

GLOSSARY OF DEFINED TERMS	2

GENERAL	7

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	7

CURRENCY	8

CORPORATE STRUCTURE	9

GENERAL DEVELOPMENT OF THE BUSINESS	9

DESCRIPTION OF BUSINESS	18

RISK FACTORS	32

PRIOR SALES	49

DIVIDENDS	50

DESCRIPTION OF CAPITAL STRUCTURE	50

MARKET FOR SECURITIES	50

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	51

DIRECTORS AND OFFICERS	52

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	60

LEGAL PROCEEDINGS	60

TRANSFER AGENT AND REGISTRAR	61

MATERIAL CONTRACTS	61

EXPERTS	62

ADDITIONAL INFORMATION	62

SCHEDULE A – AUDIT COMMITTEE CHARTER	63

GLOSSARY OF DEFINED TERMS

In this Annual Information Form, the following capitalized words and terms shall have the following meanings:

“Additional Server Farms” means the additional server farms that the Company had planned for and that started operating on or before December 31, 2022, namely the Sherbrooke Expansion, Argentina Expansion, Paraguay Expansion and Washington Expansion;

“AIF” means this annual information form dated March 20, 2023;

“ANDE” means the National Electricity Administration of Paraguay;

“Argentina Expansion” means the existing and planned construction of a server farm facility in stages in Argentina;

“ASIC” means application specific integrated circuit;

“ATM Agreement” means the at-the-market offering agreement dated August 16, 2021, between the Company and H.C. Wainwright & Co.;

“August SFBS Prospectus” means the final base shelf short form prospectus filed by the Company on August 12, 2021;

“Backbone” means Backbone Hosting Solutions Inc.;

“Backbone Argentina” means Backbone Hosting Solutions S.A.U. (Argentina);

“Backbone Paraguay” means Backbone Hosting Solutions Paraguay S.A.;

“Bitcoin Halving” has the meaning ascribed thereto in RISK FACTORS – BTC Halving Event;

“Bitfarms” means the operating business name and trademarked name of Backbone;

“Bitfarms Canada” or the “Company” means Bitfarms Ltd., a corporation incorporated pursuant to the laws of Canada and continued under the Ontario Business Corporation Act listed on the TSX and NASDAQ under the symbol BITF, including all subsidiaries thereof;

“Bitfarms Canada Board” or the “Board” means the board of directors of Bitfarms Canada;

“Bitfarms Shares” or “Common Shares” means the common shares in the capital of Bitfarms Canada;

“Bitfarms Israel” means Bitfarms Ltd., a corporation incorporated pursuant to the laws of Israel;

“BMS” means Backbone Mining Solutions, Inc.;

“Botnet” means a number of Internet-connected devices, each of which is running one or more bots (a computer program that does automated tasks). Botnets can be used to perform distributed denial-of-service attack, steal data, send spam, and allows the attacker to access the device and its connection;

“BTC” or “Bitcoin” means Bitcoin, a decentralized digital currency that can be sent from user to user on the BTC network without the need for intermediaries to clear transactions;

“Bunker” means the property leased by the Company in Sherbrooke in 2021 with the expansion project completed in 2022, as described in DESCRIPTION OF BUSINESS - Recently Completed Development and Future Growth Plans – The Bunker;

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“CEO” means Chief Executive Officer;

“CFO” means Chief Financial Officer;

“CLYFSA” means Compañía Luz y Fuerza S.A., an electricity distribution company located in the city of Villarrica, Paraguay;

“Coinbase Custody” means Coinbase Trust Company, LLC;

“Compensation Committee” has the meaning as provided in DIRECTORS AND OFFICERS – Committees of the Board of Directors – Compensation Committee;

“CORE IR Agreement” means the agreement between the Company and CORE IR for investor relations, public relations and shareholder communications services entered into on March 12, 2021, and terminated in September 2021;

“Cryptocurrency” means a form of encrypted and decentralized digital currency, transferred directly between peers across the Internet, with transactions being settled, confirmed and recorded in a distributed public ledger through Mining. Cryptocurrency is either newly “minted” through an initial coin/token offering or Mined, which results in a new coin generated as a reward to incentivize miners for verifying transactions on the blockchain;

“Current Facilities” means the ten operational Mining facilities operated by the Company in the Province of Québec, Washington State, Paraguay and Argentina as of March 20, 2023, namely the facilities at Farnham, Saint-Hyacinthe, Cowansville, Magog, Sherbrooke (Bunker, Leger, and Garlock), Villarrica, Washington State and Rio Cuarto;

“December 2021 Debt Facility” means the US$100 million credit facility between the Company and Galaxy Digital entered into on December 30, 2021 and repaid and retired on December 2022;

“De la Pointe Property” means the Company’s former 78,000 square foot facility located in Sherbrooke, Quebec, which ceased production and was sold on December 2022;

“Digital Asset Management Program” means the Company’s BTC holding strategy implemented in January 2021 as described in DESCRIPTION OF BUSINESS - Business and Strategy - Digital Asset Management Program;

“Dominion” means Dominion Capital;

“Dominion Facility” has the meaning as provided for in GENERAL DEVELOPMENT OF THE BUSINESS - Three-year History - Fiscal 2020 – Debt Financing;

“Environmental and Social Responsibility Committee” has the meaning as provided in DIRECTORS AND OFFICERS – Committees of the Board of Directors – Environmental and Social Responsibility Committee;

“February 2021 Offering” means the February 2021 private placement of 11,560,695 Common Shares and associated warrants;

“February 2022 BlockFi Loan Facility” means the US$32 million credit facility between the Company and BlockFi Lending LLC., a private lender entered into on February 24, 2022 and repaid and retired on February 2023;

“Fiscal 2020” means the fiscal year ended December 31, 2020;

“Fiscal 2021” means the fiscal year ended December 31, 2021;

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“Fiscal 2022” means the fiscal year ended December 31, 2022;

“Fiscal 2023” means the fiscal year ended December 31, 2023;

“Foundry Loans #1, #2, #3 and #4” which are fully repaid, has the meaning as provided for in GENERAL DEVELOPMENT OF THE BUSINESS - Three-year History - Fiscal 2021 – Debt Financing;

“FPPS” means Full Pay Per Share, the formula-driven rate at which the Company sells computational power to Mining Pools;

“Garlock” means the building acquired by the Company on March 11, 2022 located in Sherbrooke, Quebec;

“GMSA” means Generacion Mediterranea S.A., one of the subsidiaries of Grupo Albanesi, an Argentine private corporate group focused on the energy market which provides natural gas and electrical energy to its clients.

“Governance and Nominating Committee” has the meanings as provided in DIRECTORS AND OFFICERS – Committees of the Board of Directors – Governance and Nominating Committee;

“Grant PUD” means the Grant County Power Utility District in Washington State;

“Hash” means the output of a hash function, i.e., the output of the fundamental mathematical computation of a particular cryptocurrency’s computer code which Miners execute, and “Petahash” or “PH” and “Exahash” or “EH” mean, respectively, 1x1015 and 1x1018 Hashes;

“Hosting Agreement” has the meaning as provided for in GENERAL DEVELOPMENT OF THE BUSINESS - Three-year History - Fiscal 2021 – Development of Operations;

“Hydro-Magog” means the regional public utility company that manages the generation and distribution of electricity in the region of Magog, Québec;

“Hydro-Québec” means “Commission hydroélectrique du Québec”, the provincial public utility company that manages the generation and distribution of electricity in the Province of Québec;

“Hydro-Sherbrooke” means the regional public utility company that manages the generation and distribution of electricity in the region of Sherbrooke, Québec;

“Ingenia” means Ingenia Grupo Consultor and Gieco S.A., as described in DESCRIPTION OF BUSINESS - Argentina Expansion.;

“Initial Draw” means the initial US$60 million draw on the December 2021 Debt Facility;

“Israel” means the State of Israel;

“January 7, 2021 Offering” means the January 2021 private placement offering of 8,888,889 Common Shares and associated warrants;

“January 13, 2021 Offering” means the January 2021 private placement offering of 5,586,593 Common Shares and associated warrants;

“July 2021 Hosting Agreement” means the hosting agreement entered into by the Company for 12 MW in Washington State, US entered into on November 11, 2021 and terminated upon the closing of the November 2021 Washington Acquisition;

“June 2022 NYDIG Financing” means the equipment financing agreement dated June 17, 2022 between the Company and NYDIG for initial funding of US$37,000,000;

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“Leger” means the Company’s 36,000 square foot facility in Sherbrooke, Quebec;

“Lender Warrants” has the meaning as provided for in GENERAL DEVELOPMENT OF THE BUSINESS - Three-year History - Fiscal 2020 – Debt Financing;

“LHA IR Agreement” has the meaning as provided for in GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2021;

“LPZ” means LPZ Hosting S.A.S, as described in DESCRIPTION OF BUSINESS - Argentina Expansion.;

“May 2021 Offering” means the May 2021 private placement of 14,150,940 Common Shares and associated warrants;

“MD&A” means management’s discussion and analysis;

“MOU” means the nonbinding memorandum of understanding entered into by the Company on October 26, 2020, to secure 200 MW of electricity in South America;

“Miner” means a computer configured for the purpose of performing blockchain computer operations. See DESCRIPTION OF BUSINESS;

“Mine” or “Mining” means the process of using Miners to provide the service of verifying and validating cryptographic blockchain transactions and being rewarded with cryptocurrency in return for such service. See DESCRIPTION OF BUSINESS;

“Mining Pool” refers to when cryptocurrency Miners aggregate their processing power over a network and Mine transactions together. See DESCRIPTION OF BUSINESS - Principal Market Overview;

“Nasdaq” means the Nasdaq Stock Market;

“NI 52-110” means National Instrument 52-110 – Audit Committees;

“NEO” or “Named Executive Officer” has the meaning ascribed to that term in Form 51-102F6 Statement of Executive Compensation;

“November 2021 Washington Acquisition” means the Company’s acquisition of a bitcoin mining production facility in Washington State, US on November 11, 2021;

“NYDIG” means NYDIG ABL LLC;

“OBCA” means the Ontario Business Corporations Act;

“Power Producer” has the meaning ascribed to that term in DESCRIPTION OF BUSINESS - Recently Completed Development and Future Growth Plans - Argentina Expansion;

“PROA” means Proyectos y Obras Americanas S.A.

“PSU” means power supply unit;

“Régie”, “Municipal Electrical Networks”, “Preferential Rate”, “Phase 1”, “Phase 2” and “Phase 3” have the meanings as provided in DESCRIPTION OF BUSINESS - Supply of Electrical Power, Electricity Rates, Terms of Service and the Régie de l’Énergie;

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“Rio Cuarto Facility” means the facility located in the Province of Córdoba, Argentina, for which the Company entered into an eight-year lease agreement in July 2021;

“Server farms” means specialized computers often held in large warehouses where the computers, also known as Miners, validate and verify transactions on a public blockchain. Digital coins or tokens are issued by the applicable cryptocurrency network when miners solve hash functions;

“Sherbrooke Expansion” means the planned and completed construction of server farm facilities in stages in Sherbrooke, Québec;

“Stage” has the meaning as provided for in DESCRIPTION OF BUSINESS – Recently Completed Development and Future Growth Plans – Sherbrooke Expansion;

“Tranche #2 Restructuring” has the meaning as provided for in GENERAL DEVELOPMENT OF THE BUSINESS - Three-year History - Fiscal 2020 – Debt Financing;

“Tranche #3 Restructuring” has the meaning as provided for in GENERAL DEVELOPMENT OF THE BUSINESS - Three-year History - Fiscal 2020 – Debt Financing”;

“TSX” or the “Exchange” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange;

“Villarrica Facility” means the Company’s 10 MW facility located in Villarrica, Paraguay;

“Volta” means 9159-9290 Québec Inc., a wholly owned subsidiary of the Company, which also operates under the name Volta Électrique Inc.; and

“Warrants” has the meaning ascribed thereto in “PRIOR SALES”.

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GENERAL

In this annual information form (“AIF”), Bitfarms Ltd., together with its subsidiaries, as the context requires, is referred to as the “Company” and “Bitfarms Canada”. All information contained in this AIF is as of March 20, 2023, unless otherwise stated.

Reference is made in this AIF to the Financial Statements, together with the auditor’s report thereon, and MD&A for Bitfarms Canada for Fiscal 2022. The Financial Statements and MD&A are available for review on the SEDAR website located at www.sedar.com.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This AIF contains forward-looking statements about the Company’s objectives, plans, goals, aspirations, strategies, financial condition, results of operations, cash flows, performance, prospects, opportunities, and legal and regulatory matters. Specific forward-looking statements in this AIF include, but are not limited to, statements with respect to the Company’s anticipated future results, events and plans, strategic initiatives, future liquidity, and planned capital investments. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may”, “maintain”, “achieve”, “grow”, “should” and similar expressions, as they relate to the Company and its management.

Forward-looking statements reflect the Company’s current estimates, beliefs and assumptions, which are based on management’s perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate under the circumstances. The Company’s expectation of operating and financial performance is based on certain assumptions including assumptions about operational growth, anticipated cost savings, operating efficiencies, anticipated benefits from strategic initiatives, future liquidity, and planned capital investments. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

Numerous risks and uncertainties could cause the Company’s actual results to differ materially from those expressed, implied or projected in the forward-looking statements. Such risks and uncertainties include:

●	BTC Halving events;

●	Counterparty risk;

●	the availability of financing opportunities and risks associated with economic conditions, including BTC price and BTC network difficulty;

●	the speculative and competitive nature of the technology sector;

●	dependency on continued growth in blockchain and cryptocurrency usage;

●	limited operating history and share price fluctuations;

●	cybersecurity threats and hacking;

●	controlling shareholder risk;

●	risk related to technological obsolescence and difficulty in obtaining hardware;

●	economic dependence on regulated terms of service and electricity rates;

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●	increases in commodity prices or reductions in the availability of such commodities could adversely impact the Company’s results of operations;

●	permits and licenses;

●	server failures;

●	global financial conditions;

●	tax consequences;

●	environmental regulations and liability;

●	erroneous transactions and human error;

●	facility developments;

●	non-availability of insurance;

●	loss of key employees;

●	lawsuits and other legal proceedings and challenges;

●	conflict of interests with directors and management;

●	political and regulatory risk;

●	Corruption;

●	Foreign corrupt practices;

●	Political instability;

●	adoption of ESG practices and the impacts of climate change;

●	third-party supplier risks;

●	COVID-19 pandemic, and other endemic and pandemics which could occur such as SARS, Avian flu, etc.; and

●	other factors beyond the Company’s control.

The above is not an exhaustive list of the factors that may affect the Company’s forward-looking statements. For a more comprehensive discussion of the factors that could affect the Company, refer to the risks discussed above and those contained in the section RISK FACTORS. Other risks and uncertainties not presently known to the Company or that the Company presently believes are not material could also cause actual results or events to differ materially from those expressed, implied or projected in its forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company’s expectations only as of the date of this AIF. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CURRENCY

Unless otherwise indicated, all references to “$”, “US$” or “dollars” refer to United States dollars and references to CAD$ refer to Canadian dollars.

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CORPORATE STRUCTURE

Name, Address and Incorporation

Bitfarms Canada was incorporated under the Canada Business Corporations Act on October 11, 2018, and continued under the Business Corporations Act (Ontario) (“OBCA”) on August 27, 2021. Bitfarms Canada has its registered and head office located at 18 King St. E, Suite 902, Toronto, ON M5C 1C4. The Company’s common shares are listed under the symbol “BITF” on the Toronto Stock Exchange (the “TSX”) and on the Nasdaq Stock Market (the “Nasdaq”) in the United States.

Intercorporate Relationships

Bitfarms Canada has the following main controlled subsidiaries:

GENERAL DEVELOPMENT OF THE BUSINESS

Three-year History

Fiscal 2020

Board and Management Changes

In Fiscal 2020, the following changes to the Company’s board of directors (the “Board”) and Management were made:

●	On March 11, 2020, Wes Fulford resigned as CEO and as a director of the Company and was issued 500,000 common shares in consideration for past services rendered and to satisfy certain historical entitlements. These common shares have a deemed value of $0.54 per share.

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●	On April 17, 2020, Brian Howlett was appointed as a director of the Company.

●	Effective May 15, 2020, Wendi Locke and Sophie Galper-Komet resigned as directors of the Company.

●	On May 19, 2020, Geoffrey Morphy was appointed as a director of the Company.

●	On June 1, 2020, the Company expanded the responsibility of John Rim by appointing him as Chief Operating Officer in addition to Chief Financial Officer and expanded the responsibility of Nicolas Bonta by appointing him as Chief Development Officer and Chairman. Ryan Hornby resigned as Executive Vice President and General Counsel of the Company effective June 1, 2020.

●	On August 31, 2020, Geoffrey Morphy was appointed Executive Vice-President – Finance, Administration & Corporate Development. Mr. Morphy resigned his position as a director of the Company to facilitate his role as a senior officer. John Rim gave notice of his resignation as Chief Operating Officer and CFO of the Company effective September 30, 2020. In addition, Andres Finkielsztain was appointed as a director of the Company.

●	On October 28, 2020, Mauro Ferrara was appointed Interim Chief Financial Officer and Corporate Secretary.

●	On December 29, 2020, Nicolas Bonta was appointed Executive Chairman, Brian Howlett was appointed Lead Director, Emiliano Grodzki was appointed Chief Executive Officer, Mathieu Vachon was appointed Chief Information Officer and Geoffrey Morphy was appointed President.

Debt Financing

The Company had previously entered into a secured debt financing facility with Dominion Capital (“Dominion”) for up to $20 million (the “Dominion Facility”) on March 14, 2019. The Dominion Facility was structured into four separate loans in tranches of $5.0 Million, with each such tranche bearing interest at 10% per annum on the initial principal balance of each tranche. The Company also agreed to issue 1,666,667 warrants (“Lender Warrants”) to purchase Bitfarms’ common shares at US$0.40 for each loan tranche drawn. In September 2020, the Company entered into an agreement with Dominion to amend its second loan tranche and third loan tranche. The amendment in respect of the second loan tranche of $5.0 Million resulted in the extension of the maturity date from the original due date of April 17, 2021, to November 1, 2021 (the “Tranche #2 Restructuring”). As consideration for the Tranche #2 Restructuring, the Company issued 1,000,000 common shares to Dominion, and reduced the term of the 1,666,667 warrants exercisable at US$0.40 from April 16, 2024, to November 1, 2021.

The amendment in respect of the third loan tranche of $5.0 Million, due June 20, 2021, resulted in this tranche being made convertible, at the option of Dominion, into common shares at a fixed conversion of US$0.59 per share, representing a premium of approximately 100% to the then current market price of the common shares (the “Tranche #3 Restructuring”). Further, pursuant to the Tranche #3 Restructuring, the previously issued 1,666,667 warrants exercisable at US$0.40 per common share, expiring on June 20, 2024, were cancelled and 1,666,667 new warrants were issued at an exercise price of US$0.304 per share with an expiry date of June 20, 2021.

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As of February 2021, the Dominion Facility has been repaid in its entirety and all Lender Warrants have been exercised.

Development of Operations

A summary of the development of computing power in Fiscal 2020 is as follows:

Installed:	Equipment:
June 2020	Purchased: 1,847 MicroBT’s WhatsMiner M20S adding 133 PH of computing power
September 2020	Leased: 1,000 MicroBT’s WhatsMiner M31S+ adding 82 PH of computing power
November 2020	Leased: 2,000 MicroBT’s WhatsMiner M31S adding 144 PH of computing power
December 2020	Leased: 1,000 MicroBT’s WhatsMiner M31S units adding 74 PH of computing power

On October 26, 2020, the Company announced that it signed a nonbinding memorandum of understanding (“MOU”) with a private energy producer to secure exclusive use of up to 210 MW of electricity in South America.

Fiscal 2021

Board and Management Changes

In Fiscal 2021, the following changes to the Board and Management were made:

●	Mathieu Vachon resigned as the Chief Information Officer and director of the Company on January 14, 2021.

●	On March 31, 2021, Darcy Donelle was appointed as Vice-President of Corporate Development.

●	On June 3, 2021, the Company announced Jeffrey Lucas was appointed as Chief Financial Officer of the Company effective June 14, 2021, and was issued 364,050 incentive stock options exercisable into one common share at a price of CAD$5.45 for a period of five years, pursuant to the Company’s stock option plan.

●	On June 3, 2021, the Company announced Ben Gagnon was appointed Chief Mining Officer and Nathaniel Port, Director of Finance, was appointed Senior Vice President of Finance and Accounting, both effective June 1, 2021.

●	On September 6, 2021, Darcy Donelle resigned as the Vice-President of Corporate Development.

●	On November 1, 2021, Patricia Osorio was appointed as Vice-President of Corporate Affairs.

●	On November 1, 2021, Benoit Gobeil was appointed as Senior Vice President of Operations and Infrastructure.

●	On December 9, 2021, Geoff Morphy was appointed as Chief Operating Officer in addition to his role as President of the Company.

Private Placements

On January 7, 2021, the Company closed a private placement (the “January 7, 2021 Offering”) for gross proceeds of approximately CAD$20.0 million, comprised of 8,888,889 common shares along with warrants to purchase an aggregate of up to 8,888,889 common shares at a purchase price of CAD$2.25 per common share and associated warrant. The warrants have an exercise price of CAD$2.75 per common share and an exercise period of three years. The net proceeds of the private placement were used by the Company principally to acquire additional miners, expand infrastructure, and improve its working capital position. H.C. Wainwright & Co. acted as the agent and received (i) a cash commission equal to 8.0% of the gross proceeds of the January 7, 2021 Offering and (ii) 711,111 broker warrants, with each broker warrant exercisable for one common share of the Company at a price of CAD$2.81 at any time on or before January 8, 2024.

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On January 11, 2021 the Company received notice from Dominion of its election to convert $5.0 Million, the principal amount of the third loan tranche, into an aggregate of 8,474,577 common shares at a conversion price of U.S.$0.59 per common share.. The conversion to equity took place in January 2021.

On January 13, 2021, the Company closed a private placement (the “January 13, 2021 Offering”) for gross proceeds of approximately CAD$20.0 million, comprised of 5,586,593 common shares along with warrants to purchase an aggregate of up to 5,586,593 common shares at a purchase price of CAD$3.58 per common share and associated warrant. The warrants have an exercise price of US$3.10 per common share and exercise period of three and a half years. The net proceeds of the private placement were used by the Company principally to acquire additional miners, expand infrastructure, and improve its working capital position. H.C. Wainwright & Co. acted as the agent and received (i) a cash commission equal to 8.0% of the gross proceeds of the January 13, 2021 Offering and (ii) 446,927 broker warrants, with each such broker warrant exercisable for one common share of the Company at a price of US$3.53 at any time on or before July 15, 2024.

Ten percent of the gross proceeds of the January 7, 2021 Offering and January 13, 2021 Offering were utilized to reduce the amount of the respective outstanding Loans due in March and November 2021.

On February 10, 2021, the Company closed a private placement (the “February 2021 Offering”) for gross proceeds of approximately CAD$40.0 million, comprised of 11,560,695 common shares along with warrants to purchase an aggregate of up to 11,560,695 common shares at a purchase price of CAD$3.46 per common share and associated warrant. The warrants have an exercise price of US$3.01 per common share and exercise period of three and one-half years. The net proceeds of the private placement were used by the Company principally to acquire additional miners, expand infrastructure, and improve its working capital position. H.C. Wainwright & Co. acted as the agent and received (i) a cash commission equal to 8.0% of the gross proceeds of the February 2021 Offering and (ii) 924,856 broker warrants, with each broker warrant exercisable for one common share of the Company at a price of US$3.39 at any time on or before August 12, 2024.

On May 20, 2021, the Company closed a private placement (the “May 2021 Offering”) for gross proceeds of approximately CAD$75.0 million, comprised of 14,150,940 common shares along with warrants to purchase an aggregate of up to 10,613,208 common shares at a purchase price of CAD$5.30 per common share and associated warrant. The warrants have an exercise price of US$4.87 per common share and an exercise period of three years (through May 20, 2024). The net proceeds were used by the Company principally to acquire additional miners, expand infrastructure and improve its working capital position. H.C. Wainwright & Co. acted as the agent and received (i) a cash commission equal to 8.0% of the gross proceeds of the May 2021 Offering, and (ii) 1,132,076 non-transferrable broker warrants each exercisable for one common share at a price of US$5.49 at any time on or before May 20, 2024.

Debt Financing

In April and May 2021, the Company entered into four loan agreements for the acquisition of 2,465 WhatsMiner Miners, referred to herein as “Foundry Loans #1, #2, #3 and #4”, respectively.

On December 30, 2021, the Company secured a US$100 million credit facility with Galaxy Digital LLC (the “December 2021 Debt Facility”). The December 2021 Debt Facility is a revolving, multi-draw credit facility that renews annually. The Company made an initial US$60 million draw with a six-month term at an interest rate of 10.75% per annum (the “Initial Draw”). The credit facility is secured by Bitcoin, with the minimum value of Bitcoin pledged as collateral calculated as 143% of the amount borrowed. The Initial Draw and the December 2021 Debt Facility were used for general corporate purposes and for the Company’s global growth initiatives. The December 2021 Debt Facility was fully repaid in December 2022.

Nasdaq Listing

On May 7, 2021, the Company announced that its application to list its common stock on the Nasdaq Global Market was approved by the Nasdaq.

On June 17, 2021, in connection with the Company’s listing on the Nasdaq, the Company received “Depository Trust Company” (also known as “DTC”) eligibility for the common shares.

On June 21, 2021, trading of the common shares on the Nasdaq commenced under the symbol “BITF”.

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Prospectus Filings

On March 12, 2021, the Company filed a preliminary base shelf short form prospectus.

On August 12, 2021, the Company filed a final base shelf short form prospectus (the “August SFBS Prospectus”) relating to the offering for sale of such number of securities of the Company as would result in aggregate gross proceeds of up to US$500 million, over a 25-month period.

On August 16, 2021, the Company filed a prospectus supplement to the August SFBS Prospectus qualifying the distribution of up to US$500 million Common Shares pursuant to an at-the-market offering agreement (the “ATM Agreement”) dated August 16, 2021, between the Company and H.C. Wainwright & Co.

IR Agreement

On March 12th, 2021, the Company entered into an agreement to retain the services of CORE IR, an investor relations, public relations and shareholder communications firm (the “CORE IR Agreement”). Under the Core IR Agreement, the Company agreed to pay US$15,000 per month for an initial term of twelve months and made a one-time grant to CORE IR of 15,000 incentive stock options exercisable at a price of CAD$6.35 per share for a period of two years. The CORE IR Agreement was terminated as of October 2021. See GENERAL DEVELOPMENT OF THE BUSINESS - Three-year History - Fiscal 2022 – Development of Operations.

On September 17, 2021, the Company announced the entering into of an agreement, subject to TSX Venture Exchange (“TSXV”) approval, to retain the services of LHA Investor Relations, to handle the Company’s public relations and shareholder communications (the “LHA IR Agreement”). Under the LHA IR Agreement, the Company agreed to pay US$20,000 per month for an initial term of six months.

Digital Asset Management Program

In early January 2021, the Company implemented a program (the “Digital Asset Management Program”), pursuant to which the Company added approximately 3,201 BTC to its balance sheet during the year ended December 31, 2021. See DESCRIPTION OF BUSINESS - Business and Strategy - Digital Asset Management Program .

Development of Operations

A summary of the development of computing power in Fiscal 2021 is as follows:

Installed:	Equipment:
Q1 2021	Leased: 3,000 MicroBT’s WhatsMiner M31S+ machines, adding approximately 240 PH of computing power
Q1 2021	Acquired: 1,500 MicroBT’s WhatsMiner M31S machines, adding approximately 120 PH of computing power
January 2022 – December 2022	Entered into agreements to acquire 48,000 MicroBT’s WhatsMiner machines, adding what was expected to be approximately 5.0 EH of computing power. In December 2022, the Company negotiated its miner purchasing agreements by extinguishing the remaining 24,000 MicroBT commitment, without penalty.
June 2021	Acquired: 1,500 MicroBT M31S+ and 700 Bitmain S19j machines, adding 183 PH of computing power
Q2 – Q4 2021	Acquired: 2,465 WhatsMiner M30S Bitcoin mining machines, adding 133 PH of production
Q2 – Q3 2021	Acquired: 1,996 MicroBT’s WhatsMiner M31S machines, adding approximately 120 PH of computing power
Q3 – Q4 2021	Acquired: 6,600 Bitmain S19j Pro Antminer machines, adding approximately 660 PH of computing power

On March 2, 2021, the Company entered into a hosting agreement in the United States (the “Hosting Agreement”). Pursuant to the Hosting Agreement, the Company delivered older generation equipment already owned and used by the Company, for hosting at one of the host’s facilities located in the United States in order to free up capacity at the facilities (namely, the facilities at Farnham, Saint-Hyacinthe, Cowansville, Magog, and De la Pointe as each is described herein) for more efficient and profitable mining equipment. The Hosting Agreement was replaced by the July 2021 Hosting Agreement, as defined herein.

On July 3, 2021, the Company entered into 3 purchase agreements for miners with affiliated companies of MicroBT, pursuant to which, the Company purchased 48,000 Miners to be delivered throughout Fiscal 2022 (the “2021 Miner Purchase Agreements”) – see Material Agreements.

On September 17, 2021, the Company announced entering into an agreement, subject to Exchange approval, to retain the services of LHA Investor Relations, to handle the Company’s public relations and shareholder communications (the “LHA IR Agreement”). Under the LHA IR Agreement, the Company agreed to pay US$20,000 per month for an initial term of six months.

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Quebec Operations

On September 7, 2021, the Company entered into an agreement with the City of Sherbrooke by which the Company’s operations at the De la Pointe Property were to be replaced by new, higher efficiency facilities with next-generation mining equipment optimized for higher output levels and lower power consumptions. On October 27, 2021, the Company announced the construction of two new high power production facilities in Sherbrooke with a combined capacity of 78 MW, expected to be completed in the second quarter of 2022 – see Sherbrooke Expansion.

In September and October 2021, the Company entered into lease agreements for two new facilities in Sherbrooke: “Leger” and “The Bunker”, respectively. See DESCRIPTION OF BUSINESS - Sherbrooke Expansion.

On October 4, 2021, the Company announced that it had completed its planned expansion in Cowansville, Quebec, consisting of the replacement of the original 4 MW facility that was operational since 2017 with an entirely newly constructed 17 MW facility. The Company also announced that it had installed 450 new Bitmain S19j Pro miners at the Cowansville facility, in addition to other used miners, adding approximately 100 PH/s of production.

Washington Expansion

On November 9, 2021, the Company acquired a bitcoin mining production facility used for providing hosting services in Washington State, US (the “November 2021 Washington Acquisition”). The Company entered into a hosting agreement for 12 MW with the seller in July 2021 (the “July 2021 Hosting Agreement”), replacing its previous hosting agreements in the United States under which 4,000 Bitmain S19j Pro miners with a capacity of 400 PH/s were installed at the facility. The July 2021 Hosting Agreement terminated upon the closing of the November 2021 Washington Acquisition.

South America Expansion

On April 19, 2021, the Company entered into an eight-year power purchase agreement with a private power producer in Argentina to secure up to 210 MW of electricity with various rate mechanisms, further to the Company’s plan to pursue the development of a Bitcoin Mining facility in Argentina. See DESCRIPTION OF BUSINESS - Argentina Expansion.

On October 7, 2021, the Company announced that it had entered into engineering, procurement and construction contracts with Proyectos y Obras Americanas S.A.(“PROA”) and Dreicon, as the owner’s engineer to commence construction of a 210 MW production facility in Argentina.

On September 8, 2021, the Company announced that it had signed a 5-year lease and an annually renewable power purchase agreement to secure up to 10 MW of green hydro electrical capacity at approximately US$3.6 cents per kilowatt hour in Paraguay In December 2021, the Company completed the construction of a 10 MW facility in Paraguay (the “Villarrica Facility”). See DESCRIPTION OF BUSINESS - Paraguay Expansion.

Fiscal 2022

Board and Management Changes

In Fiscal 2022, the following changes to the Board and Management were made:

●	On February 14, 2022, the Company announced the addition of three executives for newly created positions. Philippe Fortier was appointed Vice President – Special Projects, Andrea Keen Souza was appointed Vice President – Human Resources, and Stephanie Wargo was appointed Vice President – Marketing & Communications.

●	On May 15, 2022, Nathaniel Port resigned as Senior Vice President of Finance and Accounting.

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●	On May 16, 2022, Marc-André Ammann was appointed as Vice President – Finance & Accounting and on May 24, 2024, Paul Magrath was appointed as Vice President – Taxation.

●	On November 17, 2022, the Company announced the addition of Edie Hofmeister to the Board, bringing the total number of directors to six.

●	On December 29, 2022, the Company announced the promotion of Geoffrey Morphy from President and Chief Operating Officer to the position of President and Chief Executive Officer. Emiliano Grodzki, the Company’s previous CEO, resigned as CEO and remained a member of the board of directors. The Company also announced that Nicolas Bonta shifted from the position of Executive Chairman to the role of Chairman of the Board of Directors.

At-the-market equity

For the Fiscal year 2022, the Company issued a total of 29,324,000 common shares, in exchange for US$54.1 million of net proceeds through the at-the-market equity program.

Debt Financing

On February 24, 2022, the Company secured a US$32 million credit facility with a private lender (the “February 2022 BlockFi Loan Facility”). The February 2022 BlockFi Loan Facility has a 24-month term at an interest rate of 14.5 % per annum and is secured by approximately 6,100 Bitmain S19j Pro miners. The February 2022 BlockFi Loan Facility was used for general corporate purposes and for the Company’s global growth initiatives.

On March 31, 2022, the Company made an additional draw of US$40 million from its December 2021 Debt Facility.

On June 17, 2022, the Company entered into an equipment financing agreement with NYDIG ABL LLC (“NYDIG”) which provided for initial funding of US$37 million at an interest rate of 12% per annum (the “June 2022 NYDIG Financing”). The June 2022 NYDIG Financing is collateralized by miners 10,395 WhatsMiner M30S Miners at Leger and the Bunker, funded as the assets are installed and become operational.

On June 17, 2022, the Company announced that it reduced the December 2021 Debt Facility from US$100 million to US$66 million, funded through the sale of 1,500 bitcoin.

On June 30, 2022, the Company amended its December 2021 Debt Facility and extended its maturity date to October 1, 2022.

On September 29, 2022, the Company amended its December 2021 Debt Facility and extended its maturity date from October 1, 2022, to December 29, 2022, and reduced the collateral requirement from 143% to 135%, for a maximum of US$40 million at an interest rate of 11.25%. The December 2021 Debt Facility was fully repaid in December 2022.

As of December 31, 2022, the Foundry Loan #1 entered into on April 2021 matured and was fully repaid.

TSX Listing

On April 7, 2022, the Company announced that it had received final approval for the up listing of its common shares on the TSX. The Common Shares commenced trading on the TSX under the symbol “BITF” effective market open on April 8, 2022, and were concurrently delisted from the TSXV.

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NASDAQ Listing

On December 14, 2022, the Company announced that it has received a written notice from Nasdaq indicating that, for the prior thirty days, the bid price for the Common Shares had closed below the minimum US$1.00 per share requirement for continued listing on the Nasdaq under Nasdaq Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided an initial period of 180 calendar days (until June 12, 2023) to regain compliance.

IR Agreement

In March 2022, the Company extended the agreement LHA IR Agreement for an indefinite period, under the same terms.

Digital Asset Management Program

In January 2022, the Board authorized management to purchase 1,000 BTC for US$43.2 million, increasing the Company’s Bitcoin holdings by approximately 30%.

On June 21, 2022, the Company announced that it had adjusted its Digital Asset Management Program to improve liquidity and strengthen its balance sheet. During the second and third quarter of 2022, the Company sold 3,670 in collateral to partially pay the December 2021 Credit Facility. During the same period the Company also sold 2,275 BTC in treasury to manage liquidity levels. Since August 2022, the Company has been selling almost all of its daily Bitcoin mining production, and holds 405 BTC as of December 31, 2022, valued at approximately US$6.7 million based on a BTC price of approximately US$16,500 as of December 31, 2022.

Development of Operations

A summary of the development of computing power in Fiscal 2022 is as follows:

Installed:	Equipment:
Q1 2022	4,800 MicroBT WhatsMiners
Q2 2022	11,600 MicroBT WhatsMiners
Q3 2022	7,800 MicroBT WhatsMiners
Q4 2022	1,600 MicroBT WhatsMiners

In August 2022, to better align the number of Miners on hand with the infrastructure capacity available to utilize the Miners, the Company amended the Miner Purchase Agreements, signed in July 2021, with deliveries originally expected to be completed during Fiscal Year 2022, to postpone into 2023, without penalty, the remaining delivery of and payment for certain remaining equipment purchases. In December 2022, the Company made a second amendment of this agreement for which 28,000 miner deliveries had already arrived in 2022. Following the amendment, the obligation to acquire the remaining 20,000 miner was cancelled without penalty.

Quebec Operations

On March 17, 2022, the Company began operations in Phase one of the Bunker (as defined herein). See DESCRIPTION OF BUSINESS - Recently Completed Development and Future Growth Plans - Sherbrooke Expansion - The Bunker.

On March 11, 2022, the Company acquired a building in Sherbrooke Quebec expected to accommodate 18 MW of electrical infrastructure (“Garlock”) as described in DESCRIPTION OF BUSINESS - Recently Completed Development and Future Growth Plans - Sherbrooke Expansion - Garlock.

On April 6, 2022, the Company began operations at Leger (as defined herein) in Sherbrooke, Quebec, bringing the total operational hashrate to 3 EH/s. See DESCRIPTION OF BUSINESS – Recently Completed Development and Future Growth Plans - Sherbrooke Expansion - Leger.

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On July 28, 2022, the Company announced that it had completed the second phase of its expansion of the Bunker, bringing the total operational hashrate to 3.8 EH/s.

During December 2022, the remaining portions of the Bunker (6 MW) and Garlock (12 MW) farms in Sherbrooke, Quebec had been energized, reaching their full capacity of 48 MW and 18 MW, respectively, which represented the completion of the Sherbrooke Expansion (as herein defined).

On December 16, 2022, the Company announced that it had completed the sale of the De la Pointe Property, receiving US$3.6 million in net proceeds.

Washington Expansion

During the second quarter of 2022, the Company added 3 MW of electrical infrastructure and is currently operating approximately 20 MW of electrical infrastructure with the majority of the Company’s Antminer S19j Pro Miners generating approximately 600 PH/s in this facility. The Company’s power supplier has provided a preliminary indication that the next 6 MW of in-process applications are expected to be energized in the first half of 2023 with the remaining 3 MW of in-process applications estimated to be energized after 2027 due to the nearby substation being at capacity.

South America Expansion

In January 2022, the Villarrica Facility became operational with the installation of 2,900 of the Company’s older generation Miners relocated from Quebec and generating approximately 125 PH/s. On February 1, 2022, the Company announced commencement of operations at its 10 MW farm in Paraguay, increasing the total farms operated by the Company from six to seven, and total mining capacity to 116 MW. See GENERAL DEVELOPMENT OF THE BUSINESS – Three-year History - Fiscal 2023 - South America Expansion.

On September 19, 2022, the Company announced commencement of operations at the first 50 MW warehouse in Argentina, increasing the total number of farms operated by the Company to ten and the total operational hashrate to 4.1 EH/s.

Fiscal 2023

Board and Management Changes

In Fiscal 2023, until March 20, 2023, the following changes to the Board and Management have been made:

●	On January 1, 2023, Jeff Gao was appointed as Vice President - Risk management.

Debt Financing

In January 2023, the principal amount of the remaining Foundry Loans #2, #3 and #4, entered into on May 2021, were fully repaid before their maturity date without prepayment penalty for $0.8 million.

During February 2023, the Company negotiated a settlement of its February 2022 BlockFi Loan Facility with an outstanding debt balance of $20.3 million for a payment of $7.8 million in cash. Upon settlement, the 6,100 Bitmain S19j Pro miners that secured the February 2022 BlockFi Loan Facility are unencumbered.

General

During February 2023, the Company modified a lease agreement previously entered on September 18, 2020 with Reliz Ltd. in order to settle an outstanding lease liability of $0.4 million for a payment of $0.1 million.

South America Expansion

In January 2023, all the older generation Miners in the Villarrica Facility were replaced with approximately 2,900 new M30S WhatsMiner Miners generating approximately 290 PH/s, a 165 PH/s increase compared to the hashrate that was being produced by the older generation Miners. The Company has reached an agreement to sell the older generation Miners to a third party for approximately $0.2 million.

Current Computing Power

The Company’s total operating hashrate is approximately 4.7 EH/s as of the March 20, 2023.

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DESCRIPTION OF BUSINESS

Description of the Business

The Company’s primary business is the mining of cryptocurrency. Through its subsidiaries, the Company owns and operates server farms, comprised of computers (referred to as “Miners”) designed for the purpose of validating transactions on the Bitcoin (“BTC”) Blockchain (referred to as “Mining”). Bitfarms Canada generally operates Miners 24 hours a day producing computational power (measured by hashrate) which it sells to Mining Pools (as defined herein), for a formula-driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). Under FPPS, pools compensate Mining Companies for their hashrate based on what the pool would be expected to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining Pool to Bitfarms Canada for its hashrate may be in cryptocurrency, U.S. dollars, or other currency. Bitfarms Canada accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars, as determined to be needed, through reputable and established cryptocurrency trading platforms. Mining Pools generate revenue by Mining with purchased hashrate through the accumulation of block rewards and transaction fees issued by the BTC network. Mining Pools are purchasing hashrate and take on risk with the aim to mine more blocks than they should in a given time period in pursuit of profit.

Prior to January 2021, the Company routinely exchanged cryptocurrencies mined into U.S. dollars through reputable cryptocurrency trading platforms. At the beginning of Fiscal 2021, the Company implemented the Digital Asset Management Program under which the Company decided how many mined Bitcoin would be held by the Company through its custodians. See DESCRIPTION OF BUSINESS - Principal Market Overview - Digital Asset Management Program.

As of March 20, 2023, Bitfarms Canada operates ten total server farms around the world. Seven server farm facilities are located in Québec, Canada, with electrical infrastructure capacity of 148 MW for Mining Bitcoin; one server farm facility is located in Washington State, United States, with operational electrical infrastructure capacity of 20 MW and expansion opportunities up to 24 MW; one server farm facility is located in Villarrica, Paraguay, with electrical infrastructure capacity of 10 MW; and one server farm facility is located in Argentina, with current operational electrical infrastructure capacity of 50 MW, of which 10 MW are currently operating. The Company has contracts securing an aggregate of 160 MW, 10 MW and 24 MW of hydro-electric green energy in Quebec, Paraguay, and Washington, respectively, and up to 210 MW of natural gas energy in Argentina. In addition, Bitfarms Canada owns proprietary software, known as the MGMT System, that is used to control, manage, report and secure mining operations. The MGMT System scans and reports the location, status, computing power and temperature of all Miners at regular intervals to allows the Company to monitor performance and maximize up-time. The MGMT System was substantially upgraded during 2022 and is continually getting updated to enhance its features and improve its functionality. The revised system is referred to as MGMT-2.

Volta provides electrician services to both commercial and residential customers in Québec, while assisting Bitfarms Canada in building and maintaining its server farms in Quebec.

Cryptocurrency Background

Bitcoin Blockchain technology was developed around 2009 by a pseudonymous person or organization known as Satoshi Nakamoto. It is often defined as a distributed ledger, or database, with decentralized control. The types of databases that could be implemented using blockchain technology are broad and include, among others, databases similar to a bank ledger that record statements of accounts or transactions, or any other digital record of asset ownership, such as an identity system, land registry or even the rights and obligations defined in a contract. In the traditional centralized ledger models, a master version of such ledgers is controlled by a bank, government or a trusted third party. Disputes are resolved by checking the master version, through a manual and often redundant reconciliation process. In the decentralized blockchain model, a master ledger is not stored in one place or controlled by one entity. Every counterparty on the network receives an identical real-time copy of the ledger; the data in the ledger is tamper-proof using cryptography; new states of the ledger are agreed upon by consensus among all parties.

The shared ledger is made tamper-proof using a cryptographic technique called hashing. A hashing algorithm is a mathematical transformation function with two key properties. First, it accepts any alphanumeric dataset as an input and produces a unique 256-bit code as an output. Second, the smallest change in the dataset results in a significant change in the unique code. Any tampering of the dataset can be detected by re-hashing the data and checking for a change in the unique code. Any user that runs the hash algorithm on the same strings will derive the same unique code. Consequently, the data on the distributed ledger can be run through a series of hash algorithms to create a unique code which ensures the entire ledger is immutable. Whenever a new set or block of transactions is added to the ledger, it is appended with the code from the prior state of the ledger before it is hashed. This chain links both states of the ledger by combining them into a single unique code. Tampering of any historical state of the ledger can be automatically detected by the blockchain network. The historical state of the ledger can be changed if control of more than 50% of the network is obtained; however, in the case of widely held cryptocurrencies with non-trivial valuations, it is likely economically prohibitive for any actor or group of actors acting in concert to obtain the requisite control of more than 50% of the network.

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Mining

The process by which cryptocurrency coins or tokens are created and transactions are verified is called mining. A user or Miner operates a publicly distributed mining client, which turns the user’s computer into a “node” on the network that validates blocks. In order to add blocks to the Bitcoin blockchain, a miner must map an input data set (i.e., the blockchain, plus a block of the most recent transactions and an arbitrary number called a “nonce”) to a desired output data set of a predetermined length using the SHA256 cryptographic hash algorithm. Each unique block can only be solved and added to the blockchain by one miner. As more miners join the network and its processing power increases, the network adjusts the complexity of the block solving equation to maintain a predetermined pace of adding a new block to the blockchain approximately every ten minutes. The prevailing level of complexity in the context of cryptocurrency mining is often referred to as the “difficulty”. See DESCRIPTION OF BUSINESS - Principal Market Overview - RISK FACTORS - Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power.

A Miner’s proposed block is added to the blockchain once a majority of the nodes on the network confirms the Miner’s work which is targeted to occur every ten minutes. Miners that are successful in adding a block to the blockchain are automatically awarded coins or tokens (referred to as block rewards) for their effort plus any transaction fees paid by transferors whose transactions are recorded in the block. This reward system is the method by which new coins enter into circulation to the public.

Principal Market Overview

Business and Strategy

The Company’s strategy consists of mainly constructing and operating server farms using a geographically diversified portfolio of low-cost energy sources. In support of the strategy, the Company has sourced electrical power from Hydro-Québec, Hydro-Sherbrooke, Hydro-Magog and predominantly power grid operators in Washington state and Paraguay. Power from these sources is derived from clean hydroelectricity as opposed to, for instance, coal-fired or gas-fired plants. Hydro-electric power is generated through exploitation of the natural water cycle, which is renewable, sustainable, and abundant owing to the natural geography of the Province of Québec, Washington State and Paraguay. The Company has also entered into an agreement with a private energy producer to secure exclusive use of up to 210 MW of natural gas-powered electricity in Argentina. As a result of these efforts, the management of the Company has developed a business model utilizing low-cost power capacity and a supply of computer hardware from leading manufacturers.

The Company’s server farms are operated by the MGMT-2 System, a proprietary software suite comprised of three operating programs that control, manage, report and secure the operation. One program in the suite of software is the central point of the infrastructure, and saves the status of the Company’s Miners into a database at 30 second intervals. A second program in the suite connects directly to the first program to do the scanning of all the Company’s Miners and return the data for analysis and storage. A third program in the suite displays the data retrieved by the other programs in readable and digestible format that assists operators in identifying machines issues. The software is configured to notify operators of profitability conditions, enabling operators to manually optimize margins under different economic conditions through optimizing the hashing performance and energy consumption of the Miners. Additionally, the Company has an automated cooling management system which autonomously controls exhaust fans to maintain the optimal temperature of the Miners at the locations in which they are operated, based on prevailing ambient conditions. See DESCRIPTION OF BUSINESS - Hardware and Software.

Digital Asset Management Program

The Company’s Digital Asset Management Program commenced in early January 2021 following the implementation of internal controls, counter-party risk assessments and custody arrangement reviews. Rather than selling all Bitcoin mined at then-prevailing market rates, the Company decided to retain Bitcoin through its custodial arrangements.

Retaining Bitcoin allowed the Company flexibility in deciding when or whether to sell the assets based on prevailing market conditions. With the decrease in Bitcoin prices during late 2021 and 2022, coupled with the high price of mining hardware, the Company converted a portion of its cash position into Bitcoin with a purchase of 1,000 Bitcoin during the first week of 2022. In August 2022, attending to market conditions, the Board approved the sale of the Company’s daily Bitcoin production to reduce indebtedness and increase financial flexibility.

Bitfarms Canada has implemented internal controls and custody arrangements to minimize the risk of loss or theft of the retained Bitcoin. The Company retains Coinbase Trust Company LLC as its third-party custodian. Coinbase Trust Company LLC is a US-based fiduciary and qualified custodian under New York Banking Law and is licensed by the State of New York to custody digital assets. See DESCRIPTION OF BUSINESS - Custody of Crypto Assets.

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Current Mining Operations

The following table sets out summary information regarding the Current Facilities as at March 20, 2023.

Location	Power Capacity (Megawatts)	Hash-power per second	Property Information	Primary Energy Source
Farnham, Québec, Canada	10	200 Petahash	Leased	Hydroelectric
Saint-Hyacinthe, Québec, Canada	15	380 Petahash	Leased	Hydroelectric
Cowansville, Québec, Canada	17	400 Petahash	Leased	Hydroelectric
Magog, Québec, Canada	10	210 Petahash	Leased	Hydroelectric
The Bunker, Sherbrooke, Québec, Canada	48	1300 Petahash	Leased	Hydroelectric
Leger, Sherbrooke, Quebec, Canada	30	750 Petahash	Leased	Hydroelectric
Garlock – Sherbrooke, Québec, Canada	18	410 Petahash	Owned	Hydroelectric
Washington, United States	20	600 Petahash	Owned & Leased	Hydroelectric
Villarrica, Paraguay	10	290 Petahash	Leased	Hydroelectric
Rio Cuarto, Argentina – Warehouse #1	50	230 Petahash	Leased	Natural Gas

Recently Completed Development and Future Growth Plans

The Company has described its recently completed and future expansion plans below under the sections, “Sherbrooke Expansion”, “Argentina Expansion”, “Paraguay Expansion”, and “Washington Expansion”.

The estimated costs and timelines to achieve Future Growth plans may change based on, among other factors, the prevailing price of Bitcoin, network difficulty, supply of cryptocurrency mining equipment, supply of electrical and other supporting infrastructure equipment, construction materials, currency exchange rates, the impact of COVID-19 on the supply chains described above and the Company’s ability to fund the initiatives. The Company’s future growth plans are reliant on a consistent supply of electricity at cost-effective rates, see the Economic Dependence on Regulated Terms of Service and Electricity Rates Risks of this AIF for further details.

Sherbrooke Expansion

On March 8, 2018, the Company announced a 96-megawatt power contract in the municipality of Sherbrooke, Québec, for two new server farm facilities (herein referred to as the “Sherbrooke Expansion”). The facilities in Sherbrooke consisted of a 78,000 sq. foot facility (the “De la Pointe Property”), and a 36,000 sq. foot facility (“Leger”). On February 11, 2019, the land where Leger was going to be built was sold for CAD$1,750,000 and as part of the agreement reached with the buyer, a real estate developer, the buyer agreed to construct a purpose-built addition to the building for crypto-mining that would be leased to Bitfarms Canada and allow it to realize net savings in its overall future buildout costs for the Sherbrooke Expansion while also providing immediate working capital from the proceeds of the building sale.

De la Pointe Property

The Company successfully completed Stages 1 and 2 of the Sherbrooke Expansion at the De la Pointe Property representing 30 MW of electrical infrastructure, which was operational from 2019 to 2022. In response to complaints concerning noise at the De la Pointe Property and indications from Sherbrooke municipal officials that they were reviewing applicable regulations, the Company met with community residents and city officials on several occasions during 2020 and 2021. In an effort to address community concerns, the Company constructed a sound barrier wall at a cost of approximately $0.3 million in 2020 and invested $0.7 million to install quieter exhaust structures and fans as well as other sound mitigating measures including real-time sound monitoring equipment and feedback channels for residents to communicate directly with the Company.

In September 2021, the Company reached an agreement with the City of Sherbrooke to gradually retire the De la Pointe Property. Under the agreement, the Company agreed to reduce its consumption at the De la Pointe Property to 18 MW at the earlier of the completion of 66 MW of new electrical infrastructure elsewhere in the City of Sherbrooke, or May 31, 2022. The Company engaged to entirely relocate its operations from the De la Pointe Property at the earlier of the completion of 80 MW of new electrical infrastructure in the City of Sherbrooke, or February 28, 2023. In addition, the Company retained the option to sell the land and building housing the De la Pointe Property to the City of Sherbrooke for approximately US$2.3 million (CAD$3.0 million). Subject to a first right of refusal, the agreement did not restrict the ability of the Company to sell the building to a third party other than the City of Sherbrooke. In December 2022, the Company finished the decommissioning of the De la Pointe Property and sold the De la Pointe Property to Société de transport de Sherbrooke US$3.6 million in net proceeds.

Leger

In September 2021, the Company entered into a lease agreement for the purpose of building Leger. Leger, representing 30 MW of capacity, located in an industrial area of the city of Sherbrooke, and including modern and effective sound mitigation mechanisms, was completed in June 2022 and became fully operational in August 2022. Leger accommodates approximately 7,500 new generation Miners and produces 750 PH/s.

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The Bunker

In 2021, the Company entered into a lease agreement for the Bunker, an existing building in Sherbrooke capable of housing up to 48 MW of electrical infrastructure, which was completed in three Stages:

●	Phase one, representing 18 MW, was constructed in a pre-existing building. Internal infrastructure work began in Q4 2021 with the first 12 MW becoming operational in March 2022, and the remaining 6 MW started operating by June 2022.

●	Phase two, representing 18 MW, is in a portion of the building that was originally under construction. Internal infrastructure work began in Q1 2022 and on July 28, 2022, the Company announced that it had completed the second phase of its expansion of the Bunker, providing an additional 18 MW of capacity.

●	Phase three, representing the remaining 12 MW, is in a portion of the building that was originally under construction. It was completed in November 2022 and fully energized in December 2022.

Garlock

In March 2022, the Company acquired an existing building in Sherbrooke (“Garlock”) at a cost of approximately $1.8 million and the issuance of 25,000 common share purchase warrants to the seller. Garlock was completed in two phases and began operations during November and December 2022, representing 18 MW of electrical infrastructure at a cost of $3.4 million, excluding the cost of the property. Garlock, combined with the Bunker, replaced the De la Pointe Property and, along with Leger, fully utilizes the Company’s power contracts totaling 96 MW in the municipality, in accordance with the Company’s agreement with the City of Sherbrooke reached in September 2021.

As of December 31, 2022, the Company employed 77 team members in Canada.

Argentina Expansion

In April 2021, the Company entered into an eight-year power purchase agreement for up to 210 MW with a private Argentinian power producer in the city of Rio Cuarto, Province of Cordoba (the “Power Producer”), with an electricity cost of US$0.022 per kilowatt-hour for the first four years, up to a maximum amount of 1,103,760 megawatt hours per year (on a pro-rata basis for a consumption of 210 MW), and is subject to certain adjustments, variable pricing components and consumption limitations. The pricing on the remaining four years of the eight-year energy contract will be determined by a formula that is largely dependent on natural gas prices. The agreement also allows for the Power Producer to renegotiate the rate if the ratio of the exchange rate under the blue-chip mechanism used in Argentina to the official exchange rate is less than 1.50. For further details, refer to DESCRIPTION OF BUSINESS - Supply of Electrical Power, Electricity Rates, Terms of Service and the Régie de l’Énergie and RISK FACTORS - Economic Dependence on Regulated Terms of Service and Electricity Rates Risks.

In July 2021, the Company entered into an eight-year lease agreement, comprising annual payments of approximately $0.1 million, with the Power Producer to lease land within the Power Producer’s property for the mining facility’s construction and operation in the Province of Cordoba, Argentina (the “Rio Cuarto Facility”).

In September 2021, the Company entered into a contract with PROA, to provide engineering, procurement, and construction services for the Argentina facility. PROA specializes in utility-grade electrical infrastructure and civil construction with relevant expertise in the design and construction of electrical interconnections, high voltage electrical lines, and transformers needed for operations of the size of the planned Argentina facility. Pursuant to an agreement signed with LPZ Hosting S.A.S (“LPZ”), LPZ is responsible for the detail engineering, purchasing management and execution of louvers, sound and noise system, electric installation, data network installation, air conditioning system, air extraction and filter systems, racks, closed-circuit television “(CCTV)”, fire detection and extinguisher system as well as installation of all low voltage works. Ingenia Grupo Consultor and Gieco S.A. (“Ingenia”) were retained as a consortium group responsible for the construction of provisional high voltage powerline and transformer station as well as the expansion of the 132 KW public bars of the power plant. Ingenia, under the supervision of LPZ, was also selected to carry out electrical data and CCTV assembly work for the first warehouse. The Company has also engaged Dreicon S.A. as an independent engineering firm to oversee construction, quality control and project milestones for the Company’s projected buildout schedule.

The Rio Cuarto Facility, if fully developed, is expected to be built as four separate warehouse style buildings with a capacity to accommodate over 55,000 new generation Miners and be capable of producing approximately 5.5. EH/s. The first warehouse, which was included in the capacity needed to reach the corporate 5.0 EH/s target for 2022, represents approximately 50 MW of incremental infrastructure capacity.

On September 19, 2022, the Company announced it has initiated production in the first 10 MW module of the First Warehouse at the Rio Cuarto Facility, increasing the total number of farms operated by the Company to ten, and the total operational hashrate to 4.1 EH/s.

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On November 1, 2022, the Company reported that Argentina was wrestling with high inflation, currency devaluation and a significant debt burden. To alleviate concerns about a drain on the Argentina Central Bank’s foreign currency reserves, trade approval for the importation of most goods, including Mining and IT equipment, had been imposed in the Country, adversely affecting the Company’s ability to import in Argentina the additional Miners needed to operate the first warehouse at its full capacity of 50 MW. Additionally, it was also announced that the Power Producer was awaiting approval of its final operation permit. In the meantime, the Rio Cuarto Facility is drawing power during the start-up and commissioning phase from the provincial electrical utility at a higher cost than the expected contracted cost of power under the agreement with the Power Producer. The adverse impact of recent geopolitical events on natural gas prices, as well as new importation restrictions, as detailed below, are leading the Company to revise the timing to fully utilize the infrastructure built in the first 50 MW warehouse and to reassess the timing of its build-out and deployment of further production facilities at the Rio Cuarto location.

The Company planned to deploy a significant portion of its order of 48,000 Miners at this facility, with pending deliveries currently expected to arrive during the first six months of 2023.

On January 3, 2023, the Company announced that it had completed construction of the first 50-MW warehouse in the Rio Cuarto Facility and is expected to be fully commissioned during the first six months of 2023.

In February 2023, Management approved a temporary cessation of the development of the second warehouse until the power permit is obtained, the importation limitations are resolved, and natural gas prices stabilize at an acceptable level. In light of these circumstances, the Company is not in a position to determine when or if construction of warehouse 2 will resume and construction of warehouses 3 and 4 will commence.

As of December 31, 2022, the Company has placed deposits of $8.8 million and $4.3 million with suppliers for existing and additional construction costs and for Blockchain Verification and Validation Equipment and electrical components, respectively. The Company has also acquired $51.6 million of property, plant and equipment, incurred 0.3 million of expenditures relating to design and feasibility studies and recorded cumulative gains on disposition of marketable securities of $57.8 million associated with the mechanism to convert funds into Argentine Pesos for disbursements.

As of December 31, 2022, the Company employed 31 team members in Argentina.

Paraguay Expansion

During the year ended December 31, 2021, the Company entered into an annually renewable 10 MW power purchase agreement with the city of Villarrica electricity distribution company, Compañía Luz y Fuerza S.A. (“CLYFSA”), at an effective electricity cost of $0.036 per kilowatt hour. The Company also entered into a five-year lease agreement with a third party, consisting of monthly payments of $20,000, beginning August 1, 2021, to lease land where the Villarrica Facility was constructed. The construction of the facility, at a cost of $1.1 million, was completed in December 2021.

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In January 2022 2,900 of the Company’s older generation Miners were installed at the Villarrica Facility, capable of producing approximately 125 PH/s.

On July 18, 2022, the Paraguayan Congress approved a bill regulating the mining, trading, intermediation, exchange, transfer, custody and administration of crypto-assets and instruments that would allow control of crypto-assets. The proposed legislation aimed to create an attractive regulatory environment within the country through the establishment of a straightforward licensing regime that clearly establishes the requirements to operate crypto-assets activities in the Country. Approved by both chambers, the law has been submitted to the executive branch, where the President has the power to approve or veto it. On August 30, 2022, the law was vetoed by the President and was returned to the congress to be discussed again. It is unknown if a new law will be approved and when. The absence of specific law regarding crypto assets has not impacted the Company’s current operations in the country.

On September 16, 2022, the executive branch issued decree No. 7824/22 by which the National Electricity Administration (“ANDE”) was requested to adopt complementary and temporary regulatory measures to adjust the variables corresponding to the electricity rates aimed at special intensive consumption sectors. In this context, ANDE, through resolution No. 7824/22, dated October 4, 2022, created the Special Intensive Consumption Group, which includes supplies at very high voltage (220 kV), high voltage (66 kV), medium voltage (23 kV) at the substation and at the line, and set up the tariffs until December 2027. This Special Intensive Consumption group applies, among others, to crypto asset mining activities. While the new ANDE tariffs have no impact in our current activities in Paraguay as our contract is with the local supplier CLYFSA as detailed above, the impact, if any, on the Company’s future operations cannot be determined at this time.

During December 2022, ANDE, as part of a local development plan, installed a new transformer in the city of Villarrica which is expected to be operational in the first half of 2023. The new transformer will help ensure fewer energy curtailments to the Company’s facility as well as to nearby residents.

In January 2023, all of the older generation miners in the Villarrica Facility were replaced with approximately 2,900 new M30S WhatsMiner Miners generating approximately 290 PH/s, a 165 PH/s increase compared to the hashrate that was being produced by the older generation Miners. The Company has reached an agreement to sell the older generation Miners to a third party for approximately $0.2 million.

Washington Expansion

On November 9, 2021, the Company completed the acquisition of a facility in Washington State, consisting of 12 MW of hydro-electric power purchase agreements, an additional 9 MW of in-process applications for expanded power-purchase agreements, transformers with 17 MW of capacity, land, buildings, electrical distribution equipment and a below market lease for a 5 MW facility, expiring on November 8, 2022. In October 2022, the Company renewed the lease for a period of 23 months with similar terms.

For consideration of the purchase of the Washington State facility, the Company transferred approximately $23.0 million in cash and 414,508 common shares with a value of $3.7 million on the closing date, being November 9, 2021. The net identifiable assets acquired include: electrical distribution equipment valued at $6.0 million, buildings valued at $0.7 million, land valued at $0.1 million and a favourable lease valued at $2.0 million. The acquisition resulted in the Company recording goodwill of $17.9 million, which was determined as of June 30, 2022 to be fully impaired as a result of the decrease in the price of BTC.

On July 28, 2022, the Company announced the addition of 3 MW of low-cost hydropower that went online at the Washington State facility. The added 3 MW facility brought the total production from the Washington State farms to 20 MW. The Company is currently operating the majority of its Antminer S19j Pro Miners generating approximately 600 PH/s in this facility. The Company’s power supplier has provided preliminary indication that the first 6 MW of in-process applications are expected to be energized in the first half of 2023, while another 3 MW of in-process applications are estimated to be energized in the next five (5) years due to transmission being at capacity in relation to the nearby substation.

As of December 31, 2022, the Company employed 16 team members in the United States of America.

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Cautionary Statements

Estimates in this section are based on, among other factors, the estimated size of facilities, the planned capital expenditures associated with the project, the number of Miners which may be configured within the facility, and prevailing economic circumstances and currency exchange rates. In the event that the assumptions used to project the impact of new server farms, including the still pending Company’s expansion plans described above, prove to be inaccurate or incorrect, there can be no guarantee that the new servers will increase the Company’s computing power as projected. Among other factors, there can be no guarantee that the Company will be able to obtain a continued supply of electricity to power its new facilities at commercially attractive rates. See RISK FACTORS - Economic Dependence on Regulated Terms of Service and Electricity Rates Risks.

Furthermore, there can be no assurance that the Company’s facilities can be operated on a profitable basis. The foregoing information is forward-looking information for the purposes of applicable securities laws in Canada and readers are cautioned that actual results may vary from those described. See STATEMENT REGARDING FORWARD-LOOKING STATEMENTS and RISK FACTORS.

Financing

In its first two years of operation, the Company was principally self-funded by the free cash flow generated from the sale of cryptographic currencies it mined combined with the proceeds of long-term financing to acquire new equipment and preserve an adequate working capital position. In 2021, the Company began to raise capital through the issuance of common shares and warrants concurrent with the initiation of its Bitcoin asset management program. To fund its growth objectives and preserve an adequate working capital position, the Company may liquidate its cryptocurrency holdings and secure long-term financing through the issuance of equity and through new debt facilities.

On September 12, 2020, the Company entered into an agreement with Dominion to effect the Tranche #2 Restructuring and Tranche #3 Restructuring. See GENERAL DEVELOPMENT OF THE BUSINESS - Three-year History - Fiscal 2020 - Debt Financing. On January 11, 2021, the Company received notice from Dominion of its election to convert $5 million, the principal amount of the third loan tranche, into equity. The conversion to equity took place in January 2021.

An aggregate of 6,666,668 Lender Warrants have been issued for the loan agreements that have been drawn down pursuant to the Dominion Facility. As of the date of February 2021, the Dominion Facility has been repaid in its entirety and all Lender Warrants have been exercised.

Proceeds from the Dominion Facility were used to complete the buildout of infrastructure for the De la Pointe Property of the Sherbrooke Expansion and make purchases of new Miners for the De la Pointe Property and for the other existing facilities.

On January 7, 2021, the Company closed the January 7, 2021 Offering for gross proceeds of approximately CAD$20.0 million, composed of the sale of 8,888,889 Common Shares along with warrants to purchase an aggregate of up to 8,888,889 Common Shares at a purchase price of CAD$2.25 per Common Share and associated warrant. See GENERAL DEVELOPMENT OF THE BUSINESS - Three-year History - Fiscal 2021 – Private Placements.

On January 13, 2021, the Company closed the January 13, 2021 Offering for gross proceeds of approximately CAD$20.0 million, composed of the sale of 5,586,593 Common Shares along with warrants to purchase an aggregate of up to 5,586,593 Common Shares at a purchase price of CAD$3.58 per Common Share and associated warrant. See GENERAL DEVELOPMENT OF THE BUSINESS - Three-year History - Fiscal 2021 – Private Placements.

On February 10, 2021, the Company closed the February 2021 Offering for gross proceeds of approximately CAD$40.0 million, composed of the sale of 11,560,695 Common Shares along with warrants to purchase an aggregate of up to 11,560,695 common shares at a purchase price of CAD$3.46 per common share and associated warrant. See GENERAL DEVELOPMENT OF THE BUSINESS - Three-year History - Fiscal 2021 – Private Placements.

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On May 20, 2021, the Company completed the May 2021 Offering with gross proceeds of approximately CAD$75.0 million, composed of the sale of 14,150,94 Common Shares along with warrants to purchase an aggregate of up to 10,613,208 common shares at a purchase price of CAD$5.30 per common share and associated warrant. See GENERAL DEVELOPMENT OF THE BUSINESS - Three-year History - Fiscal 2021 – Private Placements.

On December 30, 2021, the Company secured the December 2021 Loan Facility and made the Initial Draw of US$60 million. See GENERAL DEVELOPMENT OF THE BUSINESS - Three-year History - Fiscal 2021 – Private Placements.

On August 12, 2021, the Company filed the August SFBS Prospectus. On August 16, 2021, the Company filed a prospectus supplement to the August SFBS Prospectus qualifying for the distribution of up to US$500 million Common Shares pursuant to the ATM Agreement. Since the ATM program commenced, the Company has issued 53,247,000 common shares for net proceeds of $199.7 million as of December 31, 2022.

On February 24, 2022, the Company secured the February 2022 BlockFi Loan Facility. On February 24, 2022, the Company has drawn $32.0 million from the February 2022 BlockFi Loan Facility. As of March 20, 2023, the Company negotiated a settlement of its February 2022 BlockFi Loan Facility with an outstanding debt balance of $20.3 million for a payment of $7.8 million in cash. See GENERAL DEVELOPMENT OF THE BUSINESS - Three-year History - Fiscal 2022 - Debt Financing.

On March 31, 2022, the Company made an additional draw of US$40 million from its US$100 million credit facility with Galaxy Digital LLC, originally announced on December 31, 2021.

On June 17, 2022, the Company entered into the June 2022 NYDIG Financing for initial funding of US$37 million at an interest rate of 12% per annum with NYDIG. The June 2022 NYDIG Financing is collateralized by the miners at Leger and the Bunker, funded as the assets are installed and become operational. See GENERAL DEVELOPMENT OF THE BUSINESS – Three-year History – Fiscal 2022 - Debt Financing.

On June 17, 2022, the Company announced that it reduced the December 2021 Debt Facility from US$100 million to US$66 million, funded through the sale of 1,500 bitcoin. The December 2021 Debt Facility expired on June 30, 2022, and the reduction freed up bitcoin that would otherwise have been used to collateralize the facility. See GENERAL DEVELOPMENT OF THE BUSINESS - Three-year History - Fiscal 202 - Debt Financing.

On June 21, 2022, the Company announced that it had adjusted its Digital Asset Management Program in order to improve liquidity and strengthen its balance sheet. In the week of June 21, 2022, the Company sold a total of 3,000 bitcoin for approximately US$62 million and closed the June 2022 NYDIG Financing (as defined below). The Company also applied a portion of the proceeds to rebalance indebtedness by reducing the December 2021 Debt Facility.

On September 29, 2022, the Company amended its December 2021 Debt Facility and extended its maturity date from October 1, 2022, to December 29, 2022 and reduced the collateral requirement from 143% to 135%, for a maximum of US$40 million at an interest rate of 11.25%. The December 2021 Debt Facility was fully repaid in December 2022.

On January 13, 2023, the Company announced that it was working to modify and reduce indebtedness at its wholly owned subsidiary, Backbone Mining Solutions, Inc. (“BMS”), which had entered into the February 2022 BlockFi Loan Facility. In connection with this, the Company announced it had taken certain actions, including not making installment payments. This constituted a default under the February 2022 BlockFi Loan Facility and entitled the lender to exercise various rights and remedies against BMS and in respect of the collateral. On February 9, 2023, the Company announced that BMS has reached an agreement with the lender to retire the February 2022 BlockFi Loan Facility in its entirety and discharge BMS of all further obligations for consideration of $7.8 million in cash. Upon settlement, all BMS’s assets, including 6,100 miners, are unencumbered.

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Revenue

In the twelve-month period ending December 31, 2020, Bitfarms Canada generated revenues of $34.7 million from the mining of cryptocurrencies, the provision of electrical services and the hosting of third-party mining hardware and did not hold any cryptocurrency as at December 31, 2020.

In the twelve-month period ending December 31, 2021, Bitfarms Canada generated revenues of $169.5 million from the mining of cryptocurrencies, the provision of electrical services and the hosting of third-party mining hardware and held approximately $152.9 million worth of Bitcoin as at December 31, 2021, based on the prevailing market price of Bitcoin of $46,300 as at December 31, 2021.

In the twelve-month period ending December 31, 2022, Bitfarms Canada generated revenues of $142.4 million from the mining of cryptocurrencies, the provision of electrical services and held approximately $6.7 million worth of Bitcoin as at December 31, 2022, based on the prevailing market price of Bitcoin of $16,500 as at December 31, 2022.

Products and Services

The Company provides the service of validating and verifying transactions on the blockchain for Bitcoin, generating cryptocurrency and transaction fees through the Mining process, as well as provision of electrical services through Volta.

Specialized Skill and Knowledge

Nicolas Bonta, Emiliano J. Grodzki, Ben Gagnon and Benoit Gobeil have been engaged in both small and commercial-scale cryptocurrency mining for several years. See DIRECTORS AND OFFICERS.

Competitive Conditions

The cryptocurrency mining industry is highly competitive. There are several publicly trading companies that mine cryptocurrency including Hut 8 Mining Corp. (TSX: HUT and Nasdaq: HUT), Hive Blockchain Technologies Ltd. (TSXV and NASDAQ: HIVE), Digihost Technology Inc. (TSXV: DGHI), Core Scientific Inc. (Formerly NASDAQ: CORZ); Riot Platforms, Inc. (NASDAQ: RIOT), Marathon Digital Holdings Inc (NASDAQ: MARA), Iris Energy Ltd. (NASDAQ: IREN), and CleanSpark Inc. (NASDAQ: CLSK). In addition, many other private companies are active in the industry.

It is difficult to obtain an accurate estimate of market share. As at March 20, 2023, the hashrate capacity of the Company’s installed facilities represented an estimated 1.5% of the entire Bitcoin network hash-rate, being approximately 320 Exahash. Estimates of the Bitcoin network hash-rate can be retrieved at www.blockchain.com/en/charts/hash-rate. According to internal estimates, management believes that its facilities collectively rank as one of the largest and most cost-effective public cryptocurrency mining operations in North America by installed energy and hash power.

Hardware and Software

The main components of the Company’s cryptocurrency mining operation are specialized computers, frequently referred to as ASIC Miners, that consist of ASIC chips, a power supply unit (“PSU”), network components, security components, electronic components, cooling components and other ancillary hardware. The hardware is composed primarily of: (i) WhatsMiner M30S, M31s and M31s+ and Bitmain S19js miners, which currently comprise most of the Company’s mining power; and (ii) peripheral computer hardware required to operate the Miners. As at December 31, 2022, the Company owned and operated approximately 51,000 ASIC Miners. The majority of the Company’s currently operating ASIC Miners and those recently secured by purchase order in connection with the expansion plans are primarily manufactured by MicroBT and Bitmain Technologies Inc., each leading suppliers of ASIC Miners for the blockchain and Mining industry. The Miners are typically purchased directly from the manufacturer; however, during periods of elevated demand and pricing conditions, the Company has made purchases through secondary suppliers on occasion. Software is used to control and to provide management, reporting and security of cryptographic coin mining systems. The Company’s software suite consists of three operating programs: (i) a software program that provides a real-time status report and reports problems in near-real time; (ii) a web interface, management software program that displays various events and alerts by sending short message service (“SMS”) messages or other alert methods; and, (iii) a software program that enables management and supervision of the cooling equipment (efficient cooling is an essential condition for the operation of the server farm). The software can be scaled to manage an unlimited number of ASIC components and sites. The software is regularly updated by the Company to incorporate new or upgraded features.

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Custody of Crypto Assets

The Company’s crypto assets, currently Bitcoin, is mined to multi-signature wallets that the Company controls. On a regular basis, the Company transfers Bitcoin from its multi-signature wallets to an external third-party custodian, Coinbase Trust Company, LLC (“Coinbase Custody”). Coinbase Custody is a US-based fiduciary and qualified custodian under New York Banking Law and is licensed by the State of New York to custody digital assets. Currently, Coinbase Custody provides only custodial services to the Company and does not use a sub-custodian. Coinbase Custody is not a related party to the Company. Coinbase Custody is a fiduciary of § 100 of the New York Banking Law and is licensed to custody its clients’ digital assets in trust on their behalf. Coinbase Custody is a qualified custodian for purposes of § 206 (4) -2(d)(6) of the Advisers Act of 1940, as amended.

As of March 20, 2023, the Company has accumulated 385 BTC, net of BTC sales, valued at $10.7 million on its balance sheet. As of the date of this MD&A, 99% of the Company’s BTC are held in custody with Coinbase Custody or held as collateral within Coinbase Custody by NYDIG, the counterparty to the Company’s equipment financing.

Coinbase Custody maintains an insurance policy of $320 million for its cold storage; however, the Company cannot ensure that the limits of this policy would be available to the Company or, if available, sufficient to make the Company whole for any BTC that are lost or stolen. The Company is unaware of: (i) any security breaches involving Coinbase Custody which have resulted in the Company’s crypto assets being lost or stolen, and (ii) anything with regards to Coinbase Custody’s operations that would adversely affect the Company’s ability to obtain an unqualified audit opinion on its audited financial statements. The Company’s crypto assets held in custody with Coinbase Custody may not be recoverable in the event of bankruptcy by Coinbase Custody or its affiliates. In its annual report, on Form 10-K, filed with the U.S. Securities Exchange Commission on February 21, 2023, Coinbase Custody disclosed that, in the event of a bankruptcy, custodially held crypto assets could be considered to be the property of the bankruptcy estate and that the crypto assets held in custody could be subject to bankruptcy proceedings with Coinbase Custody’s customers being treated as general unsecured creditors. Further, regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that the Company’s cryptocurrency assets will not be defalcated through hacking or other forms of theft.

Regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that crypto assets will not be defalcated through hacking or other forms of theft. See RISK FACTORS.

Intangible Properties

The Company continually invests in improvements to its proprietary software. The source code used to operate the farms is owned by the Company and is in its possession and held in a private account. No patents have been registered on the software and no applications have been made to register or otherwise protect copyrights in the software or its components. The Company also recognized goodwill and a favourable lease term in connection with the acquisition of its facility in Washington state.

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Supply of Electrical Power, Electricity Rates, Terms of Service and the Régie de l’Énergie

The Province of Quebec

Currently, the Company sources its energy from Hydro-Québec for certain of the Company’s facilities, and from Hydro-Magog and Hydro-Sherbrooke for the Magog server farm (one of the Current Facilities) and the Sherbrooke Expansion, respectively. The power agreements are renewable on a year-to-year basis. Subject to compliance with conditions of service, the agreements are renewed automatically. Modifications to the rates are set out pursuant to the Hydro-Quebec Act by operation of law on April 1st each year, by a rate corresponding to the annual change in the overall average Québec consumer price index, on a tariff class basis such that any adjustment would apply equally to all CB tariff users, M tariff users or LG tariff users regardless of end use. Hydro-Quebec shall apply to the Régie de l’Énergie (the “Régie”) to request it to fix rates or modify the rates set out in the Hydro-Québec Act on April 1st 2025 and subsequently every five years. See RISK FACTORS - Economic Dependence on Regulated Terms of Service and Electricity Rates Risks and MATERIAL CONTRACTS.

The Company’s operations are dependent on its ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets. Until the adoption of Bill-2, on February 15, 2023, the Province of Québec mandated electrical service providers to supply their customers under the obligation to serve power delivery regime; however, Bill-2, amended the Act Respecting the Régie by giving the Government of Quebec the power to determine by regulation, the cases in which Hydro-Quebec, or any other electrical service provider may be exempt from their obligation to provide electricity to industrial clients in the Province of Québec.

Electricity supplied by Hydro-Sherbrooke and Hydro-Magog (the “Municipal Electrical Networks”) is predominantly sourced from Hydro-Québec and provided to the Municipal Electrical Networks at a price set as described above. The Municipal Electrical Networks in turn supply their customers at prices which they may set. In an effort to encourage investment and development in particular regions, both Hydro-Québec and the Municipal Electrical Networks may offer a discretionary preferential rate (“Preferential Rate”) to certain customers, such rate being lower than the rate set by the Régie, notwithstanding that Hydro-Québec and the Municipal Electric Networks may suffer a financial loss on the supply of electricity to those customers. As of March 20, 2023, the Company currently enjoys a Preferential Rate at the Farnham and Cowansville server farms (until March 2027 and March 2024 respectively), which are Current Facilities. If a Preferential Rate is changed or no longer available to the Company, the Company’s operations and profitability may experience a material adverse effect. In addition, although power is supplied by the Municipal Networks to the Company under the long-term power contracts, the rates in those contracts are adjusted in response to tariff changes imposed by the Hydro-Québec Act and the Régie. The cost of electricity to each of the Company’s facilities is calculated using two key components: (i) a one-time monthly capacity charge based on the maximum capacity of such facility during the month (measured in kW), and (ii) an hourly charge of actual consumption (measured in kWh). The tariff applicable to the Company’s pre-existing operations at the Current Facilities and Additional Server Farms in Quebec is the CB tariff, which is based on the M tariff and the LG tariff. The M tariff applies to an annual contract if the maximum power demand is at least 50 kW and has a capacity charge of CAD$15.154 per kW of billing demand, plus a variable component of CAD 5.227¢ per kWh for the first 210,000 kWh, and CAD3.876¢ per kWh for the remaining consumption. LG tariff applies to an annual contract whose minimum billing demand is 5,000 kW or more and has capacity charge of CAD$13.781 per kW of billing demand, plus a single variable component of CAD3.596¢ per kWh. When averaged over all of the Company’s operations in Quebec, and adjustments such as the Preferential Rate at the Farnham and Cowansville server farms are applied, the average rate per kWh paid by the Company was approximately US$0.045 per kWh as of December 31, 2022.

On June 14, 2018, Hydro-Québec requested the Régie to set rates and service conditions specifically for enterprises involved in cryptocurrency mining as a result of increased electricity demand from cryptocurrency miners. The Company has participated in these regulatory proceedings as an intervenor. On July 13, 2018, the Régie provisionally ordered that a new tariff be established for cryptocurrency miners and, on July 19, 2018, the Régie approved a provisional tariff of CAD$0.15/kWh on cryptocurrency mining facilities built after that date. The provisional tariff constituted the first step (“Step 1”) of three steps of the Phase 1 Régie’s regulatory proceedings on establishing a framework for the provision of electricity for cryptocurrency mining in Québec. Under Step 1, the new tariff cannot be applied to any cryptocurrency contracts entered into prior to June 7, 2018 or facilities constructed prior to July 19, 2018. Therefore, Step 1 has not had any impact on the Company’s operations.

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On April 29, 2019, the Régie rendered its decision on the second step (“Step 2”) of the request filed by Hydro-Québec. The Régie decided to create a new class of energy consumers called Electricity consumer class for cryptographic use applied to blockchain. It decided to allocate to this new class an aggregate supply of 300 megawatts of electricity for new projects with the requirement to curtail electricity use during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year). Cryptocurrency mining projects were required to submit tenders to consume electricity from the 300 megawatts block based exclusively on economic development and environmental criteria. The Régie rejected Hydro-Québec’s proposal to launch a tariff auction as part of the call for tenders. It decided to create a new tariff applicable to the cryptomining industry, the CB tariff, and determined that the applicable tariff of the energy component, in ¢/kWh, will correspond to the M or LG tariff in force, as the case may be.

In order for the Company to be able to procure electricity for future Quebec expansion projects (excluding those currently planned by the Company such as the Additional Server Farms), it would have been required to participate in the call for tenders process. However, the Régie’s decision also means that all the Company’s pre-existing operations will remain subject to the M or LG tariff in force, as the case may be, and are exempt from the tender process as well as the provisional tariff of CAD$0.15/kWh which had been requested by Hydro-Québec. The provisional tariff applies to energy consumption not authorized under cryptocurrency contracts, to those cryptocurrency contracts entered into after June 7, 2018 and to any substitution of use or any increase of capacity for crypto miners not already under authorized cryptocurrency contracts.

On January 28, 2021, the Régie rendered its decision on the third step (“Step 3”) of the request filed by Hydro-Québec. The Régie decided that the existing subscriptions on the Hydro-Québec network will be subject to non-firm service, starting in Winter 2021-2022. The non-firm service will apply for a maximum of 300 hours/year, without any monetary compensation. In considering the financial consequences of this conclusion the Régie requested that Hydro-Québec implement the non-firm service for existing clients during a three-year period through progressive implementation. The Régie did not provide any guidance to Hydro-Québec on how to proceed. The Régie provided the following reasons to justify this conclusion:

o	Existing clients, such as Bitfarms Canada, have already executed agreements with municipal electricity networks with non-firm service (without financial compensation) for at least 300 hours per year;

o	New clients entering the market through the call for tenders process will be subject to non-firm service, without financial compensation. The treatment of those new clients must be fair and equitable with existing clients; and

o	Load shedding for 300 hours represents only 3.4% of the 8,760 hours in a year. The Régie does not consider this request unreasonable considering the risks that cryptocurrency clients represent for Hydro-Québec.

In accordance with the Step 3 decision, Bitfarms Canada’s operations are on a non-firm service basis for a maximum of 300 hours per year. On February 26, 2021, Bitfarms Canada has undertaken a challenge to the Step 3 decision through an administrative review process. On April 6, 2022, the Régie rendered a decision confirming the decision rendered in Step 3, resulting in the application of the non-firm service to the Company’s facilities in Quebec. Consequently, the main difference between the CB tariff and the M or LG tariff is the curtailment obligation applicable to the CB tariff.

On November 17, 2021, in Phase 3 of the Régie’s regulatory proceedings, the Régie ratified the process for allocating the balance of the 300 MW block reserved for crypto miners that was not already allocated pursuant to the call for tenders approved in Step 2. The allocation process of the balance of the 300 MW block would be based on a “first come, first serve” process, without any reference to economic development condition and environmental criteria.

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On May 30, 2022, the Company filed with the Regie an administrative complaint against Hydro-Quebec requesting information regarding the process for the allocation of the balance of the 300 MW block. The filing of this complaint was justified by the fact that Hydro-Quebec, at the time of filing and more than 6 months after the decision rendered by the Régie in Phase 3, was still not able to put in place the allocation process approved by the Régie de l’Énergie.

On June 30, 2022, Hydro-Quebec responded to the Company’s administrative complaint confirming that the allocation process of the 300 MW Block would be opened in September 2022.

On November 1, 2022, Hydro-Québec submitted to the Régie, its Supply Plan for the period 2023 to 2032.and requested the Régie, to authorize the suspension of the allocation process for the granting of the 300 MW reserved block, and to reassess the amount of MWs to be allocated to crypto miners for future operations. the Company is participating in the regulatory process on the approval, by the Régie, of the Supply Plan and intends to challenge Hydro-Québec’s request to suspend the allocation of the 300 MW block.

On January 10, 2023, the Régie rendered its decision on Hydro-Quebec request to suspend the allocation process for the granting of the 300 MW reserved block. The Régie decided to suspend the allocation process while it assesses the Supply Plan submitted by Hydro-Québec.See RISK FACTORS - Economic Dependence on Regulated Terms of Service and Electricity Rates Risks and MATERIAL CONTRACTS.

Washington state

On November 9, 2021, the Company completed the acquisition of a cryptocurrency mining facility in Washington state. The facility is powered by the Grant County Power Utility District (“Grant PUD”). Grant PUD was established in 1938 and is a public utility district that owns and operates hydroelectric plants capable of producing more than 2,000 MW of electricity. Grant PUD establishes rate schedules for different categories of customers at the discretion of its publicly elected Board of Commissioners. During Fiscal 2022 the rate schedules that could have been applied to the Company were Schedule 7, which applies to consumption up to 5 MW, Schedule 14, which applies for consumption of 5 MW to 15 MW, or schedule 15, which applies to consumption of greater than 15 MW. The Company operates its cryptocurrency mining activities in several different buildings with their own power meters not exceeding 5 MW each, thus, for the year 2022 the Company was classified in Schedule 7. The applicable rates for Schedule 7 are a demand charge of $4.96 per kW of billing demand plus a variable component of US$ 2.100¢ per kWh for the first 50,000 kWh of consumption and US$ 1.857¢ per additional kWh of consumption. Historically, rates for Schedule 7 have increased by an annual average of 1.27% per year.

Effective February 1, 2023, Grant PUD’s commissioners authorized the addition of cryptocurrency mining into the Evolving Industry Rate Schedule 17 (RS17). This rate provides for $28.18 per kW of billing demand plus a variable component of US$ 0.389¢ per Kwh of consumption.

Grant PUD may adjust the rate pricing with approval from its Board of Commissioners. An increase in the rates applicable to the Company’s electricity consumption may adversely impact its profitability. See RISK FACTORS - Economic Dependence on Regulated Terms of Service and Electricity Rates Risks.

Grant PUD may also interrupt the supply of electrical services to the Company for curtailment, repairs and improvements to the electrical distribution system, actions taken to conserve energy and other factors.

Paraguay

In December 2021, the Company’s wholly-owned subsidiary, Backbone Hosting Solutions Paraguay S.A. (“Backbone Paraguay”) completed the construction of a 10 MW facility in Paraguay (Villarrica). The facility is powered by CLYFSA, the first private energy distribution company in Paraguay which purchases the energy from ANDE, the operator of Paraguay’s national electricity grid, and provides power to almost 15,000 residential and commercial customers in Villarrica.

Backbone Paraguay entered into a power purchase agreement with CLYFSA securing 10 MW of hydro-electric energy with a demand charge of $15.9 per kW of billing demand plus a variable component of US$ 1.422¢ per kWh of consumption for the current one-year renewal period. The power purchase agreement stipulates that CLYFSA can pass on any modifications to pricing by ANDE to Backbone Paraguay. See RISK FACTORS - Economic Dependence on Regulated Terms of Service and Electricity Rates Risks.

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Argentina

In 2021, the Company’s wholly-owned subsidiary Backbone Hosting Solutions S.A.U. (“Backbone Argentina”, entered engineering, procurement and construction contracts and commenced construction of a 210 MW facility in Argentina (Rio Cuarto – Cordoba). The facility will be powered by Generacion Mediterranea S.A. (“GMSA”) one of the subsidiaries of Grupo Albanesi. Grupo Albanesi is an Argentine private corporate group focused on the energy market which provides natural gas and electrical energy to its clients.

Backbone Argentina entered into an eight-year power purchase agreement with GMSA securing up to 210 MW of natural gas-powered energy. This agreement establishes that GMSA will supply the Company with power at a rate of $0.02 per kilowatt hour, inclusive of applicable VAT, up to a maximum amount of 1,103,760 megawatt hours. The maximum megawatt hours the Company can draw at $0.02 per kilowatt hour is subject to pro-rata adjustments based on the Company’s actual power draw relative to the total 210 MW. The agreement also provides that GMSA may renegotiate the $0.02 per kilowatt hour rate if the ratio of the exchange under the blue-chip swap mechanism used in Argentina to the official exchange rate is less than 1.50. The $0.02 per kilowatt hour rate and applicable adjustments described above are in effect for four years, and any consumption in excess of the maximum amount of 1,103,760 megawatt hours, or any pro-rata adjustments thereto, is subject to negotiation between the Company and GMSA. After the first four years a formula will be used to determine the power rate applicable to the Company’s consumption, mainly based on changes in gas costs and currency exchange rates. In addition, the Company has signed an agreement with a third party to monitor and reconcile electricity charges. The payment for such services raises the kilowatt charged by approximately 10%.

An increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates in Argentina or regulatory changes in the energy regimes in the jurisdictions in which the Company operates may adversely impact the Company’s profitability, the costs of construction and engineering services. See RISK FACTORS - Economic Dependence on Regulated Terms of Service and Electricity Rates Risks.

Employees

As of December 31, 2022, the Company and its subsidiaries have 150 employee positions on a global basis. The following table sets out the employees by department:

Department	Number of Employees
IT & Infrastructure	12
Operations – Site & Project Managers	8
Operations – Technicians	65
Business Development, Finance, Administration and Public Relations	34
Sub-Total	119
Volta	31
Total	150

Environmental Commitment

The Company’s Current Facilities, except for Argentina, use primarily renewable, clean energy provided by Hydro-Québec, Hydro-Sherbrooke, Hydro-Magog, Grant County Public Utility District and Compañía de Luz y Fuerza Sociedad Anónima (CLYFSA). To the best of the Company’s knowledge, the Company will not incur significant costs or investments in order to comply with provisions relating to environmental protection on its current facilities, besides maintaining the procedures currently applied by it. The Company’s facility described in the Argentina Expansion section of this AIF will use natural gas.

Bankruptcy Proceedings

There have been no bankruptcies, receiverships, or similar proceedings against Bitfarms Canada or its respective subsidiaries, whether voluntary or otherwise, since incorporation and, to the knowledge of management, there are no such contingent or threatened proceedings.

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RISK FACTORS

The following discussion summarizes the principal risk factors that apply to the Company’s business and that may have a material adverse effect on the Company’s business and financial condition and results of operations, and/or the trading price of the Company’s shares. Due to the nature of the Company’s business, the legal and economic climate in which it operates and its present stage of development and proposed operations, the Company is subject to significant risks. These risk factors are not a definitive list of all risk factors associated with an investment in the Company or in connection with its operations. Additional risks and uncertainties not presently known to the Company, or that are currently deemed immaterial, may also impair operations. If any such risks actually occur, the financial condition, liquidity and results of operations of the Company could be materially adversely affected. Investors should carefully consider the risks, factors, and uncertainties described below, together with the other information contained in this AIF, as well as the risk factors, uncertainties, and other information disclosed in the Company’s other public filings before making an investment decision regarding the Company’s securities.

BTC Halving Events

The BTC reward for solving a block is subject to periodic incremental halving. Halving is a process designed to control the overall supply and reduce the risk of inflation in BTC using a proof of work consensus algorithm. At a predetermined block, the Mining reward is cut in half, hence the term “halving.” The BTC blockchain has undergone halvings three times since its inception. Most recently, in May 2020, the BTC block reward decreased from 12.5 to 6.25 BTC per block (a “BTC Halving”), and, consequently, the number of new BTC issued to Miners as a subsidy decreased to approximately 900 per day, excluding transaction fees.

The May 2020 BTC Halving had a significant negative impact on the Company’s profitability for several months following the BTC Halving. Given that profitability is required for self-acting agents to perform Mining to continue to support the validation of transactions, the expected impact of the BTC Halving is that market variables of BTC price will adjust over time to ensure that Mining remains profitable. The period of market normalization after the next BTC Halving to incentivizing profitability levels is unknown.

A BTC Halving is scheduled to occur once every 210,000 blocks, or roughly every four years, until the total amount of BTC rewards issued reaches 21 million, which is expected to occur around the year 2140. The next BTC Halving is expected to occur in late April or early May 2024. Once 21 million BTC are generated, the network will stop producing more. While BTC prices have had a history of price fluctuations around BTC Halving events, there is no guarantee that the price change will be favorable or would compensate for the reduction in Mining reward.

If BTC price and difficulty do not maintain or continue their trend of adjusting to pre-BTC Halving profitability levels over time, or the period of market normalization after the BTC Halving to pre-BTC Halving profitability levels is too long, there is a risk that the BTC Halving will render the Company unprofitable for a sustained time period such that it could be unable to continue as a going concern.

Valuation and Price Volatility of Cryptocurrencies

The profitability of the Company’s operations has been and will continue to be significantly affected by changes in the spot price of cryptocurrencies, specifically BTC. Cryptocurrency prices (and BTC prices in particular) are highly volatile, fluctuating due to numerous factors beyond the Company’s control, including speculation and incomplete information, rapidly changing investor sentiment, changes in technology, regulatory changes, fraudulent or malicious actors, coverage of cryptocurrency in the media, inflation, and political or economic events as well as market acceptance and demand for cryptocurrency. The market price of one BTC in, the Company’s principal market, ranged from approximately $15,600 to $48,100 during the year ended December 31, 2022 and ranged from approximately $28,700 to $68,800 during the year ended December 31, 2021. Because the Company does not currently hedge its investment in BTC, the Company is directly exposed to BTC’s price volatility and surrounding risks.

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Currently, the Company does not use a formula or specific methodology to determine whether or when it will sell BTC that it holds, or the number of BTC it will sell. Rather, decisions to hold or sell bitcoins are currently determined by management by analyzing forecasts and monitoring the market in real time. Such decisions, however well-informed, may result in untimely sales and even losses, adversely affecting an investment in the Company. Further, some of the business decisions (for example, purchases of Miners and debt financing) the Company has made, and will in future make, were or will be tied to the prices of BTC at the time of those decisions. For example, the Company made purchase commitments in respect of a significant number of new Miners while BTC and Miner prices were much higher, and, although the Company has been able to cancel some of those purchase commitments, that may not always be possible. If cryptocurrency spot prices decline and remain at low market levels for a sustained period while network difficulty does not decrease proportionally, the Company’s results of operations and financial condition, as well as the trading price of the Company’s common shares, could be materially adversely affected.

Cryptocurrencies may be subject to momentum pricing, which is typically associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating their market prices and making those market prices more volatile. As a result, cryptocurrency market prices may be more likely to fluctuate due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value proposition of the Company.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Specifically, the trading price of the Company’s common shares has already been correlated, and, in the future, is likely to continue to be highly correlated, to the trading prices of BTC. BTC Mining companies’ stock has shown volatility relative to BTC, with many such stocks outperforming BTC in 2020 and 2021 but underperforming relative to BTC in 2022. For example, the closing price of the Company’s common shares on December 31, 2021 was $5.05 and the closing price of BTC was approximately $46,200 and, as of December 30, 2022, the closing price of the Company’s common shares was $0.44 and the closing price of BTC was approximately $16,500. The Company’s operating results and financial condition have been and may continue to be adversely affected by declines in cryptocurrency market prices. In addition, the Company made decisions concerning the execution of its business plan, including the development of its facilities and expansion into new markets, purchases of new Miners and incurrence of indebtedness, when BTC prices were significantly higher than they currently are, resulting in plans and obligations that the Company reassesses and likely will continue to reassess, particularly in light of general declines in cryptocurrency market prices, to determine the practicality, profitability and timeline of such plans and commitments.

Volatility may have an impact on the value of the Company’s inventory of cryptocurrencies and could result in margin calls on the Company’s long-term debt collateral BTC with NYDIG as described in Note 17 - Long-term Debt to the 2022 Annual Financial Statements.

Share Price Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies (such as the Company), have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continued fluctuations in price will not occur.

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In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those in cryptocurrency-focused businesses and those considered development stage companies (such as the Company), have experienced wide fluctuations in price. The market price of the Company’s common shares ranged from US$0.38 to US$5.39 on Nasdaq and CAD $0.52 to CAD $6.83 on the TSXV and Toronto Stock Exchange from January 1, 2022, to December 31, 2022. The market price of the Company’s common shares fluctuates significantly in response to a number of factors, most of which the Company cannot control. In particular, the trading price of the Company’s common shares is in many cases directly tied to the price of BTC. Other factors that may impact the trading price of the Company’s common shares include:

●	variations in the Company’s financial results or those of companies that are perceived to be similar to the Company;

●	actions by the Company or its competitors, such as acquisitions, bankruptcies or restructurings;

●	additions or departures of key management personnel;

●	legal proceedings involving the Company, the cryptocurrency industry, or both;

●	legislative or regulatory actions;

●	changes in market valuations of companies similar to the Company;

●	the prospects of and changes affecting participants in the cryptocurrency industry;

●	actions by the Company’s shareholders;

●	speculation or reports by the press or investment community with respect to the Company or the cryptocurrency industry in general;

●	changes in the pricing or availability of hydroelectricity, natural gas and other sources of energy;

●	general economic, regulatory, market and political conditions; and

●	other risks, uncertainties and factors described in these risk factors.

The stock markets in general have often experienced volatility that has sometimes been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations have caused, and may continue to cause, the trading price of the Company’s common shares to decline. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on the Company’s ability to access capital, on its business, financial condition, results of operations, cash flow and prospects, and on the market price of its common shares. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been brought against that company. The Company may become involved in this type of litigation in the future. Litigation of this type may be expensive to defend and may divert management’s attention and resources from the operation of the Company’s business.

In addition, since the Company’s common shares currently trade on the Nasdaq Global Market, the Company must comply with Nasdaq’s continued listing requirements to avoid its common shares being delisted. The standards include, among others, a minimum bid price requirement of $1.00 per share and any of: (i) a minimum stockholders’ equity of $10 million; (ii) a market value of listed securities of $50 million; or (iii) total assets or total revenue from continuing operations of $50 million in the most recently completed fiscal year or in two of the last three fiscal years. The Company’s results of operations and fluctuating share price directly impact its ability to satisfy these listing standards. Nasdaq notified the Company on December 13, 2022 that it did not satisfy the minimum bid price requirement under Nasdaq’s continued listing rules. If the Company is unable to re-establish and maintain compliance with Nasdaq’s listing standards, the Company’s common shares may be subject to delisting. A delisting from Nasdaq would result in the Company’s common shares being eligible for quotation on the over-the-counter (OTC) market, which is generally considered to be a less efficient system than listing on national exchanges such as NASDAQ because of the OTC’s lower trading volumes, transaction delays, and reduced security analyst and news media coverage. These factors could contribute to lower prices and larger spreads in the bid and ask prices for the Company’s common shares.

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Future Capital Needs, Uncertainty of Additional Financing and Dilution

As of December 31, 2022, the Company had cash of $30.9 million compared to $125.6 million as of December 31, 2022. The Company expects to continue to depend upon selling BTC mined and in treasury and utilizing short-term debt, long-term debt and equity instruments to fund its ongoing expansion activities, operating expenses and debt service requirements. Further, the Company expects that it will need to raise additional capital in the future to fund more rapid expansion, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities, and it may seek to do so through public of private financing, strategic relationships or other arrangements. The ability of the Company to secure any required financing to sustain operations and expansion plans will depend in part upon prevailing capital market conditions and business success. There can be no assurance that the Company will be successful in its efforts to secure any additional financing or additional financing on terms satisfactory to management. Even if such funding is available, the Company cannot predict the size of future issues of common shares or securities convertible into common shares or the effect, if any, that future issues and sales of the common shares will have on the price of the shares.

If additional funds are raised through the issuance of equity securities, the percentage ownership of the shareholders of the Company will be reduced, shareholders may experience additional dilution in net book value per share, or such equity securities may have rights, preferences or privileges senior to those of the holders of the common shares. If additional funds are raised through the incurrence of indebtedness, such indebtedness may involve restrictive covenants that impair the ability of the Company to pursue its growth strategy and other aspects of its business plan, expose the company to greater interest rate risk and volatility, require the Company to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow to fund working capital, capital expenditures, increase the Company’s vulnerability to general adverse economic and industry conditions, place the Company at a competitive disadvantage compared to its competitors that have less debt, limit the Company’s ability to borrow additional funds, otherwise subject the Company to the risks discussed under Indebtedness below and heighten the possible effects of the other risks discussed in these risk factors.

If adequate funds are not available on acceptable terms or at all, the Company may be unable to develop or enhance its business, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on the Company’s business, financial condition and operating results.

Indebtedness

The Company is party to various arrangements with short-term and long-term lenders as described in more detail in this AIF, and the Company may become party to additional debt financing arrangements in the future. The Company’s ability to generate and maintain a level of cash flows from operating activities to make scheduled payments on any debt obligations, or to refinance its debt obligations, will depend on, among other things, its future financial and operating performance, which is subject to prevailing economic and competitive conditions and to various financial, business, regulatory and other factors, some of which are beyond the Company’s control. If the Company is unable to fulfill its debt service obligations, it may be forced to reduce or delay capital expenditures or sell assets, seek additional capital or seek to restructure or refinance its indebtedness. Further, any such indebtedness may impair the Company’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, restructuring, acquisitions or general corporate purposes.

In addition, any agreements governing the Company’s debt obligations may contain financial covenants and covenants that restrict the Company’s and its subsidiaries’ ability to:

●	incur additional indebtedness or issue equity securities;

●	create liens on the Company’s assets;

●	pay dividends or make other equity distributions;

●	repurchase the Company’s equity securities;

●	make certain investments;

●	sell assets; and

●	consolidate, merge, sell or otherwise dispose of all or substantially all of the Company’s assets.

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As a result of those and any other covenants, the Company could be limited in the manner in which it conducts its business, and it may be unable to engage in favorable business activities or finance future operations or capital needs. Any violation by the Company of any of these covenants or failure by the Company to meet payment obligations (as recently was the case in respect of the Company’s strategic decision to delay the making of principal and interest payments on its previously outstanding loan from BlockFi, a digital asset lender, could provide the lender with the ability to accelerate the maturity of the indebtedness and exercise a variety of remedies, including foreclosing on any collateral securing the debt.

Global Financial Conditions

Global financial conditions over the last few years have been characterized by volatility and the bankruptcy of several financial institutions or the rescue thereof by governmental authorities. These factors may affect the ability of the Company to obtain equity or debt financing in the future on terms favorable to it. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such levels of volatility and market turmoil continue, the operations of the Company may suffer adverse impact and the price of the Company’s common shares may be adversely affected.

In the future, the Company may enter into certain hedging transactions to mitigate its exposure to aspects of the economy or specific economic conditions that are particularly volatile, including the market price of BTC and interest rates. If the Company engages in hedging transactions, the Company may expose itself to risks associated with such transactions. Hedging against a decline in the values of portfolio investments caused by interest rate risk or volatile BTC market prices does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline for other reasons. Such hedging transactions may also limit the opportunity for gain if the values of the portfolio investments should increase. Moreover, it may not be possible to hedge against a particular fluctuation that is so generally anticipated by the markets that a hedging transaction at an acceptable price is unavailable. In light of these and other factors, the Company may not be successful in mitigating its exposure to volatile economic conditions through any hedging transactions it undertakes.

Possibility of BTC Mining Algorithms Transitioning to Proof of Stake Validation

Proof of stake is an alternative method of validating cryptocurrency transactions. If BTC shifts from a proof of work validation method to a proof of stake validation method, Mining would require less energy and may render any company that maintains advantages in the current climate (lower priced electricity, processing, real estate, or hosting) less competitive. Another prominent cryptocurrency, Ether, in September 2022, shifted from proof of work to a proof of stake validation method. Bitfarms Canada, as a result of its efforts to optimize and improve the efficiency of its BTC Mining operations, may be exposed to the risk in the future of losing the benefit of Bitfarms Canada’s capital investments and the competitive advantage Bitfarms Canada hopes to gain from this as a result, and may be negatively impacted if a switch to proof of stake validation were to occur. Such events could have a material adverse effect on Bitfarms Canada’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on Bitfarms Canada’s business, prospects or operations and potentially the value of any BTC that Bitfarms Canada mines or otherwise acquires or holds for its own account.

Debt Covenants

The agreements governing the Company’s long-term debt contain restrictive covenants that could limit its discretion with respect to certain business matters.

Limited Operating History

The Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company is subject to many risks common to venture enterprises, including under-capitalization, potential cash shortages, limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment or meeting other metrics of success.

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Employee Retention and Growth

The Company depends on a number of key employees, including, in particular, the members of the Company’s management team, the departure, death, disability or other extended loss of services of any of whom, particularly with little or no notice, could cause delays on projects, frustrate the Company’s growth prospects and could have an adverse impact on the Company’s industry relationships, the Company’s project exploration and development programs, other aspects of its business and its financial condition, results of operations, cash flow and prospects. The Company does not expect to purchase key person insurance on such individuals, which insurance would provide the Company with insurance proceeds in the event of their death.

The growth and development of the business of the Company will also depend on its ability to attract and retain highly qualified management and Mining personnel while maintaining its corporate culture and technical and service standards. The Company will face competition for personnel from other employers. If the Company is unable to attract or retain qualified personnel as required, it may not be able to adequately manage and implement its business plan. There can be no assurance that the Company will be able to manage such growth effectively or that its management, personnel, or systems will be adequate to support the Company’s operations.

Cybersecurity Threats and Hacking

Malicious actors may seek to exploit vulnerabilities within cryptocurrency programming codes. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create cryptocurrency or money occur somewhat regularly. For example, hackers have been able to gain unauthorized access to digital wallets and cryptocurrency exchanges.

The computer network operated by the Company may be vulnerable to intrusions by hackers who could interfere with and introduce defects to the Mining operation. Private keys which enable holders to transfer funds may also be lost or stolen, resulting in irreversible losses of cryptocurrencies.

Limited History of De-centralized Financial System

Compared to traditional and existing centralized financial systems, the cryptocurrency financial system is relatively new and has only limited history. Online cryptocurrency exchanges and trades therein operate with comparatively little regulation and are particularly liable to platform failures and fraudulent activities, which may have an effect on underlying prices of cryptocurrencies. In fact, many of the largest online cryptocurrency exchanges have been compromised by hackers.

In light of those and other factors, traditional banks and banking services may limit or refuse the provision of banking services to businesses that supply cryptocurrencies as payment and may refuse to accept money derived from cryptocurrency-related businesses. This may make the establishment and management of bank accounts held by companies operating in the field difficult. To the extent that the Company experiences any such banking challenges, they could have a material adverse effect on the Company’s business, prospects or operations and potentially the value of any BTC or other cryptocurrencies the Company mines or otherwise acquires or holds for its own account.

Risk Related to Technological Obsolescence and Difficulty in Obtaining Hardware

To remain competitive, the Company will continue to monitor the state of the technology available and invest in hardware and equipment required for maintaining its operations. The Company has in the past replaced, and, in the future, may be required to replace, obsolete hardware and software, which required, and, in the future, may require, substantial capital investments by the Company. There can be no assurance that mining hardware will be readily available when the need is identified. Moreover, there can be no assurance that new and unforeseeable technology, either hardware-based or software-based, will not disrupt the existing cryptocurrency industry. For example, the arrival of quantum computers, which are capable of solving certain types of mathematical problems fundamental to cryptocurrency more quickly and efficiently than traditional computers may have a significant effect on the cryptocurrency industry.

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Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power

Network difficulty is a measure of how difficult it is to solve the cryptographic hash that is required to validate a block of transactions and earn a cryptocurrency reward from Mining. As Mining companies produce more hashrate and the BTC network hashrate is increased, the BTC network difficulty is adjusted upwards by requiring more hashrate to be deployed to solve a block. Thus, Mining companies are further incentivized to grow their hashrate to maintain their chance of earning new BTC rewards. In theory, these dual processes should continually replicate themselves until the supply of available BTC is exhausted. In response, Mining Companies have attempted to achieve greater hashrate by deploying increasingly sophisticated and expensive Miners in ever greater quantities. If the price of BTC is not sufficiently high to allow the Company to fund its desired hashrate growth, including through new Miner acquisitions, and if it is otherwise unable to access additional capital to acquire Miners, its hashrate may stagnate and fall behind its competitors, resulting in a likely decline in its revenues, which would have a material adverse effect on its results of operations and financial condition.

Economic Dependence on Regulated Terms of Service and Electricity Rates Risks

The Company’s operations are dependent on its ability to maintain reliable and economical sources of power to run its cryptocurrency Mining assets. The Company conducts Mining in the Province of Québec, Washington State, and Paraguay and expects to conduct Mining in Argentina. The Company’s current and future operations, anticipated growth, and sustainability of hydroelectricity and natural gas at economical prices for the purposes of cryptocurrency Mining in multiple locations poses certain risks. These risks as well as the supply of electrical power, electricity rates, terms of service and regulatory regime are summarized as follows:

Currently the Company sources its energy from Hydro-Québec, Hydro-Sherbrooke, Hydro-Magog, Grant PUD CLYFSA and temporarily from EPEC in Rio Cuarto, Argentina. The Province of Québec mandates electrical service providers to supply their customers under an obligation-to- serve power delivery regime. Consequently, the Company believes Hydro-Québec, Hydro-Sherbrooke and Hydro-Magog are reliable. Grant PUD and CLYFSA do not operate under highly regulated regimes, like the Province of Quebec. Any suspension of power or failure of electrical networks, however, could result in a material adverse effect on the Company.

Quebec

The Company’s operations are dependent on its ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets. Until the adoption of Bill-2, on February 15, 2023, the Province of Québec mandated electrical service providers to supply their customers under the obligation to serve power delivery regime; however, Bill-2, amended the Act Respecting the Régie by giving the Government of Quebec the power to determine by regulation, the cases in which Hydro-Quebec, or any other electrical service provider may be exempt from their obligation to provide electricity to industrial clients in the Province of Québec.

The price of electricity supplied directly by Hydro-Québec is set by a provincial administrative tribunal, the Régie de L’Énergie (the “Régie”). Hydro-Québec supplies power to certain of the Company’s facilities, and to the Municipal Electrical Networks for the Magog and Sherbrooke facilities, under an obligation to serve power delivery regime. The rates imposed on Hydro-Québec by the Régie are subject to change. There are no long-term arrangements. Although power is supplied by the Municipal Networks to the Company under the long-term power contracts, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie. Modifications to the rates are set out pursuant to the Hydro-Quebec Act by operation of law on April 1st each year, by a rate corresponding to the annual change in the overall average Québec consumer price index, on a tariff class basis such that any adjustment would apply equally to all CB tariff users, M tariff users or LG tariff users regardless of end use. Hydro-Quebec shall apply to the Régie to request it to fix rates or modify the rates set out in the Hydro-Québec Act on April 1, 2025 and subsequently every five years. Accordingly, there is no assurance that future electricity rates will remain stable or economical. In particular, on June 14, 2018, Hydro-Québec requested the Régie to set rates and service conditions specifically for enterprises involved in cryptocurrency Mining as a result of increased electricity demand from cryptocurrency Miners. The Régie has undertaken regulatory proceedings, to which the Company has participated as an intervenor, to establish a framework for the provision of electricity for cryptocurrency Mining in Québec in three Steps:

●	Step 1: On July 13, 2018, the Régie provisionally ordered that a new tariff be established for cryptocurrency Miners and on July 19, 2018, the Régie approved a provisional tariff of CAD$0.15/kWh on cryptocurrency Mining facilities built after that date. Under Step 1, the new tariff cannot be applied to any cryptocurrency contracts entered into prior to June 7, 2018 or facilities constructed prior to July 19, 2018. Therefore, Step 1 didn’t have an impact on the Company’s pre-existing operations operations and secured existing rates until the completion of Phase 3.

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●	Step 2: On April 29, 2019, the Régie rendered its decision on Step 2 of the request filed by Hydro-Québec. The Régie decided to create a new class of energy consumers called Electricity consumer class for cryptographic use applied to blockchain. It decided to allocate to this new class an aggregate supply of 300 megawatts of electricity, with the requirement to curtail electricity use during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year). Cryptocurrency Mining projects will be required to submit tenders to consume electricity from the 300 megawatt block based exclusively on economic development and environmental criteria. The Régie rejected Hydro-Québec’s proposal to launch a tariff auction as part of the call for tenders. It decided to create a new tariff applicable to the crypto Mining industry, the CB tariff, and determined that the applicable tariff of the energy component, in ¢/kWh, will correspond to the M or LG tariff in force, as the case may be. In order for the Company to be able to procure electricity for future Quebec expansion projects, it will be required to participate to the call for tenders process which is expected to launch shortly by Hydro-Québec. However, the Régie’s decision also means that the Company’s pre-existing operations at the Current Facilities and Sherbrooke Expansion will remain subject to the M or LG tariff in force, as the case may be, and they are exempt from the tender process as well as the provisional tariff of CAD$0.15/kWh which had been requested by Hydro-Québec. The provisional tariff will apply to energy consumption not authorized under cryptocurrency contracts, to those cryptocurrency contracts entered into after June 7, 2018 and to any substitution of use or any increase of capacity for crypto Miners not already under authorized cryptocurrency contracts. The decision of the Régie does impose the potential requirement to curtail electricity use (of up to 95%) during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year) under all cryptocurrency contracts including those at the Company’s pre-existing operations at the Current Facilities. A shut down of 95% of operations for the maximum of 300 hours could result in a revenue decrease of approximately 3.4%.

●	Step 3: On January 28, 2021, the Régie rendered its decision on Step 3 of the request filed by Hydro-Québec. The Régie decided that the existing subscriptions on the Hydro-Québec network will be subject to non-firm service, starting in Winter 2021-2022. The non-firm service will apply for a maximum of 300 hours/year, without any monetary compensation. In considering the financial consequences of this conclusion the Régie requested that Hydro-Québec implement the non-firm service for existing clients during a three-year period through progressive implementation. The Régie did not provide any guidance to Hydro-Québec on how to proceed. The Régie provided the following reasons to justify this conclusion:

a)	existing clients, such as Bitfarms Canada, have already executed agreements with municipal electricity networks with non-firm service (without financial compensation) for at least 300 hours per year;

b)	new clients entering the market through the call for tenders’ process will be subject to non-firm service, without financial compensation. The treatment of those new clients must be fair and equitable with existing clients; and

c)	load shedding for 300 hours represents only 3.4% of the 8,760 hours in a year. The Régie does not consider this request unreasonable considering the risks that cryptocurrency clients represent for Hydro-Québec.

In accordance with the Step 3 decision, the Company’s operations are on a non-firm service basis for a maximum of 300 hours per year. The Company has undertaken a challenge to the Step 3 decision through an administrative review process. Consequently, the main difference between the CB tariff and the M or LG tariff is the curtailment obligation applicable to the CB tariff.

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On November 17, 2021, in Step 3 of the Régie’s regulatory proceedings, the Régie ratified the process for allocating the balance of the 300 MW block reserved for crypto Miners that was not already allocated pursuant to the call for tenders approved in Step 2. The allocation process of the balance of the 300 MW block would be based on a “first come, first serve” process, without any reference to economic development condition and environmental criteria.

On April 6, 2022, the Régie rendered a decision confirming the decision rendered in Step 3, resulting in the application of the non-firm service to the Company’s facilities in Quebec.

On May 30, 2022, the Company filed with the Regie an administrative complaint against Hydro-Quebec requesting information regarding the process for the allocation of the balance of the 300 MW block. The filing of this complaint was justified by the fact that Hydro-Quebec, at the time of filing and more than 6 months after the decision rendered by the Régie in Step 3, was still not able to put in place the allocation process approved by the Régie de l’Énergie.

On June 30, 2022, Hydro-Quebec responded to the Company’s administrative complaint confirming that the allocation process of the 300 MW Block would be opened in September 2022.

On November 1, 2022, Hydro-Québec submitted to the Régie, its Supply Plan for the period 2023 to 2032 and requested the Régie, to authorize the suspension of the allocation process for the granting of the 300 MW reserved block, and to reassess the amount of MWs to be allocated to crypto Miners for future operations. The Company is participating in the regulatory process on the approval, by the Régie, of the Supply Plan and intends to challenge Hydro-Québec’s request to suspend the allocation of the 300 MW block.

On January 10, 2023, the Régie rendered its decision on Hydro-Quebec request to suspend the allocation process for the granting of the 300 MW reserved block. The Régie decided to suspend the allocation process while it assesses the Supply Plan submitted by Hydro-Québec.

●	Electricity supplied by Hydro-Québec and the Municipal Electrical Networks may be set at Preferential Rates in an effort to encourage investment and development in particular regions. Hydro-Québec and Municipal Electrical Networks may offer a discretionary Preferential Rate to certain customers, such rate being lower than the rate set by the Régie, notwithstanding that Hydro-Québec and the Municipal Electric Networks may suffer a financial loss on the supply of electricity to those customers. If a Preferential Rate is changed or no longer available to the Company, the Company’s operations and profitability may experience a material adverse effect. In addition, although power is supplied by the Municipal Networks to the Company under the power contracts, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie.

Washington State

On November 9, 2021, the Company completed the acquisition of a cryptocurrency Mining facility in Washington State. The facility is powered by the Grant County Power Utility District (“Grant PUD”). Grant PUD was established in 1938 and is a public utility district that owns and operates hydroelectric plants capable of generating more than 2,000 MW of electricity. Grant PUD establishes rate schedules for different categories of customers at the discretion of its publicly elected Board of Commissioners. During Fiscal 2022 the rate schedules that could have applied to the Company were Schedule 7, which applies to consumption up to 5 MW, Schedule 14, which applies for consumption of 5 MW to 15 MW, or schedule 15, which applies to consumption of greater than 15 MW. The Company operates its cryptocurrency Mining activities in several different buildings with their own power meters not exceeding 5 MW each, thus, for the year 2022, the Company was classified in Schedule 7. . The applicable rates for Schedule 7 are a demand charge of $4.96 per kW of billing demand plus a variable component of US$ 2.100¢ per kWh for the Company’s power first 50,000 kWh of consumption from all of the meters in aggregate.and US$ 1.857¢ per additional kWh of consumption. Historically, rates for Schedule 7 have increased by an annual average of 1.27% per year. Effective February 1, 2023, Grant PUD’s commissioners authorized the addition of cryptocurrency Mining into the Evolving Industry Rate Schedule 17. The applicable rates for Schedule 17 are a demand charge for $28.18 per kW plus a variable component of US$ 0.389¢ per kWh of consumption.

Grant PUD may adjust the rate pricing with approval from its Board of Commissioners. An increase in the rates applicable to the Company’s electricity consumption may adversely impact its profitability.

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Paraguay

In December 2021, the Company completed the construction the 10 MW Villarrica Facility. The facility is powered by CLYFSA. CLYFSA is the first private energy distribution company in Paraguay which purchases energy from ANDE, the operator of Paraguay’s national electricity grid, and provides power to almost 15,000 residential and commercial customers in Villarrica, Paraguay.

The Company entered into a power purchase agreement with CLYFSA securing 10 MW of hydro-electric energy with a demand charge of $15.90 per kW of billing demand plus a variable component of 1.422¢ per kWh of consumption for the current one-year renewal period. The power purchase agreement stipulates that CLYFSA can pass on any modifications to pricing by ANDE to Backbone Paraguay. A rate increase could adversely impact the profitability of the Company’s operations in Paraguay.

On September 16, 2022, the executive branch of the Paraguayan government issued decree No. 7824/22 by which ANDE was requested to adopt complementary and temporary regulatory measures to adjust the variables corresponding to the electricity rates aimed at special intensive consumption sectors, including crypto asset Mining activities. In response, ANDE created the Special Intensive Consumption Group, which controls the supply of high and medium voltage and imposes rate tariffs in effect until at least December 2027. While these tariffs have no impact on our current activities in Paraguay as our contract is with the local supplier CLYFSA as detailed above, they may be relevant to future new operations in that territory.

Argentina

In 2021, the Company entered into engineering, procurement and construction contracts and commenced construction of a 210 MW facility in Argentina (Rio Cuarto - Cordoba). The facility will receive electricity from Generacion Mediterranea S.A. (“GMSA”) one of the subsidiaries of Grupo Albanesi. Grupo Albanesi is an Argentine private corporate group focused on the energy market which provides natural gas and electrical energy to its clients from its multiple facilities.

The terms of the electricity supplied by GMSA in Argentina are included in the Company’s power contract, which establishes a rate of $0.02 per kWh, up to a maximum amount of 1,103,760 megawatt hours per year. The annual maximum megawatt hours the Company can draw at $0.02 per kilowatt hour is further subject to pro-rata adjustments based on the Company’s actual power draw relative to the total 210 MW. The agreement stipulates that GMSA may provide the Company with power in excess of the 1,103,760 megawatt hours, or such adjusted quantity of megawatt hours based on the pro-rata calculation described above, at a price that will be negotiated by the Company and GMSA. The price to be negotiated between the Company and GMSA will likely be impacted by the cost of natural gas and currency exchange rates in Argentina, among other factors.

The agreement also allows for GMSA to renegotiate the $0.02 per kilowatt hour rate if the ratio of the exchange rate under the blue-chip swap mechanism (refer to section 8d - Net financial income and expenses of the MD&A) used in Argentina to the official exchange rate is less than 1.50. The $0.02 per kilowatt hour rate and applicable adjustments described above are in effect for the first four years of the contract. The kilowatt hour price for the remaining four years of the contract will be determined by a formula based mainly on changes in gas costs and currency exchange rates. The contract also includes certain situations where the Company’s supply of electricity can be interrupted, including:

●	Regulatory intervention preventing GMSA from providing the Company with electricity, or directing GMSA to reroute its electricity to the wholesale market;

●	Scheduled and unscheduled maintenance required to service the power plant or related equipment; and

●	Regulatory intervention limiting GMSA’s supply of natural gas

The Company’s contract with GMSA also includes certain megawatt hour consumption thresholds and pro-rata adjustments. The Company’s production in Argentina can be materially adversely impacted if the Company is unable to exploit the contractually secured MW capacity on a full-time basis or if the cost of energy negotiated under the pro-rata calculation or calculated using the defined formula in effect for the second four years of the contract, both primarily driven by natural gas prices and foreign currency rates, are not economically viable.

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An increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates in Argentina or regulatory changes in the energy regimes in the jurisdictions in which the Company operates may adversely impact the Company’s profitability.

Increases in Commodity Prices or Reductions in the Availability of Such Commodities

The Company uses and intends to use certain commodities in its current and future cryptocurrency Mining operations, including hydroelectricity and natural gas. Unexpected, sudden or prolonged price increases in those commodities whether as a result of geopolitical events, natural disasters or otherwise have caused and, in the future, may cause a reduction in the Company’s profits where beneficial fixed-priced contracts do not exist or unfavorable fixed-price contracts cannot be modified. There also may be curtailment in electricity or natural gas supply. In particular, the Russia-Ukraine conflict has had an inflationary effect on the cost of natural gas, the duration and future magnitude of which could be difficult to predict given the fluidity of the military conflict, the novelty of sanctions against Russia and the possibility of yet harsher ones as well as other related developments. The realization or continuation of any of the foregoing risks with respect to commodity prices could increase the Company’s operating costs, reduce its profitability and, depending upon the duration and extent of the impact, have a material adverse effect on its financial condition.

Future Profits/Losses and Production Revenues/Expenses

Further development and acquisitions of server farms and the ongoing operation of the existing Mining farms will require additional capital and monthly expenses. The Company’s operating expenses and capital expenditures may increase in future years as it adds consultants, personnel and equipment associated with the maintenance of the Mining farms and any other Mining farms the Company may acquire or develop. The Company may not be successful in obtaining the required financing for these or other purposes, including for general working capital.

Fraud and Failure of Cryptocurrency Exchanges, Custodians and Other Trading Venues

Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues. As compared to traditional securities, derivatives and currency exchanges, cryptocurrency exchanges, custodians and other trading venues are relatively new and, in most cases, largely unregulated, which may make them more susceptible to fraud and failure. The fraud and failure of several cryptocurrency platforms and other actors in the industry, including recent and ongoing bankruptcies of several large cryptocurrency exchanges in the second half of 2022 (namely, FTX, Celsius Network, BlockFi, Voyager Digital Ltd., Three Arrows Capital, and Genesis Global Holdco LLC), has impacted and may continue to impact the broader cryptocurrency ecosystem, including the Company. In response to these events, the digital asset markets, including the market for BTC specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital assets markets and in BTC. These events have also negatively impacted the liquidity of the digital assets markets, and, in turn, the market price of shares of companies in the cryptocurrency industry, including the Company, as certain entities affiliated with bankrupt cryptocurrency exchanges engaged in significant trading activity. If the liquidity of the digital assets markets continues to be negatively impacted by these events, digital asset prices (including the price of BTC) may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. These events are continuing to develop, and it is not possible to predict at this time all of the risks that they may pose to the Company, its service providers or the digital asset industry as a whole.

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Although the Company had no direct exposure to any of the above-mentioned cryptocurrency companies (other than BlockFi prior to the repayment by the Company of indebtedness under its equipment financing arrangement with BlockFi, as discussed in this AIF or the MD&A for the year ended December 31, 2022, available on sedar.com) nor any material assets that may not be recovered or may otherwise be lost or misappropriated due to the bankruptcies, the failure or insolvency of large exchanges may cause the price of BTC to fall and decrease confidence in the ecosystem, which could adversely affect an investment in the Company. Such market volatility and decrease in BTC price have had a material and adverse effect on the Company’s results of operations and financial condition, and the Company expects its results of operations to continue to be affected by the BTC price as the results of its operations are significantly tied to the price of BTC.

Those and similar events have had, and, in the future, may have, an adverse impact on the profitability of the Company’s BTC Mining operations and the Company’s financial condition and results of operations.

To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues in the future, cryptocurrency prices could be suddenly and adversely impacted. Furthermore, fraud or failure of Coinbase (or any other future custodian of the Company’s BTC) or exchanges can result in a direct loss of the Company’s cryptocurrency and fiat currency assets, which loss may not be recoverable by the Company, whether under any insurance policies it has in place or otherwise.

Political and Regulatory Risk

The Company’s primary properties and assets are subject to changes in political conditions and regulations within the Province of Québec, Canada, the United States (including, in particular, the State of Washington), Paraguay and Argentina. Changes, if any, in Mining or investment policies or shifts in political attitude could adversely affect the Company’s operations or profitability. Operations have been and, in the future, may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on price controls, currency remittance, income taxes, consumption taxes, foreign investment, maintenance of claims, environmental matters, land use, electricity use and safety, as well as buying and selling cryptocurrency and other transactions involving cryptocurrency. See DESCRIPTION OF BUSINESS - Business and Strategy - Argentina Expansion, for a discussion of recent changes in the Argentine regulatory environment that have adversely affected, and are currently adversely affecting, the Company’s ability to pursue its expansion plans in Argentina. For example, cryptocurrency Mining involves considerable computing power, which is likely to increase. This computing power necessitates a high consumption of energy. Although a portion of the Company’s energy costs are determined and controlled by various regulators, there is no certainty that any relevant regulator will not raise energy tariffs, which may reduce the profitability of Mining cryptographic currencies.

In the future, Canada, the United States, Paraguay and/or Argentina may also curtail or outlaw, the acquisition, use or redemption of cryptocurrencies. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency companies to additional regulation or prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, future government actions may result in restrictions on the acquisition, ownership, holding, selling, use or trading in the Company’s common shares. Any such restriction could result in the Company liquidating its cryptocurrency inventory at unfavorable prices and may adversely affect the Company’s shareholders.

Ongoing and future regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company’s operations. The effect of any future regulatory change on the Company or any cryptocurrency that the Company may mine is impossible to predict, and any such change could be substantial and adverse to the Company.

The Company believes the present attitude toward foreign investment and the cryptocurrency Mining industry in each of the jurisdictions in which it operates is favorable, but conditions may change, including changes that are rapid and unexpected. The Company’s operations may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export and import controls, foreign exchange controls, income taxes, consumption taxes and environmental legislation, depending upon the nature of any such government regulation.

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On February 4, 2022, the Canadian Department of Finance released for public comment a set of draft legislative proposals to implement certain tax measures. These tax measures include restricting the ability of cryptocurrency Mining companies to claim back the consumption taxes they incur on purchases of goods and services made in Canada and imports into Canada. If enacted into law, the restriction on the Company’s ability to claim back its consumption taxes, namely the Goods and Services Tax, Harmonized Sales Tax and Quebec Sales Tax, which apply at combined rates from 5% to 14.975% on the cost of goods and services, could significantly add to the Company’s ongoing operating costs and the costs of its capital expenditures and imports into Canada.

Similarly, various branches, departments and agencies of the federal government in the U.S. have solicited comments and initiated procedures to consider further regulating cryptocurrency and Mining, including through proposed taxes on Mining operations and policy statements and guidance to companies in the cryptocurrency industry, as well as third parties that do business with those companies. In March 2023, the U.S. Treasury Department proposed a 30% excise tax on the cost of powering Mining facilities that, if enacted, would be based on the costs of electricity used in Mining and would be phased in over the next three years, increasing 10% each year. The proposal, if enacted, would also require Miners, like the Company, to report how much electricity they use and what type of power was tapped.

Further, the global supply of Miners is unpredictable and presently heavily dependent on manufacturers from Asia, which was severely affected and may continue to be affected by the COVID-19 pandemic. The Company currently utilizes several types of Miners as part of its Mining operations, all of which are produced in Asia. Geopolitical matters may impact the Company’s ability to import Miners in the future, and the may not be able to obtain adequate replacement parts for its existing Miners or obtain additional Miners from manufacturers in other jurisdictions on a timely basis.

Given the difficulty of predicting the outcomes of ongoing and future regulatory actions and legislative and geopolitical developments, it is possible that any legislative, regulatory or geopolitical change could have a material adverse effect on the Company’s business, prospects or operations, the magnitude and duration of which cannot be predicted.

Permits and Licenses

The current and future operations of the Company, including development activities and Mining on its properties, may require permits from various federal, provincial or territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, exports, taxes, labour standards, occupational health, and other matters. There can be no assurance, however, that all permits which the Company may require for its operations will be obtained on reasonable terms, on a timely basis, or at all or that applicable laws and regulations would not have an adverse effect on any Mining project or related activities that the Company might undertake.

Server Failures

At any time, the servers or central processing units could experience a severe malfunction and/or collapse. Although the Company works to reduce this risk by employing a team of experts with many years of experience in building and managing data centers as well as a hardware team that focuses, among other things, on Miner repair and daily evaluation of the technical condition of the server farms that the Company operates, including through software (developed by its management) that facilitates, among other things, control, management and reporting of malfunctions in real time, any server crashes or failures, even if quickly addressed, may interrupt the Company’s operations and cause significant economic harm to the Company.

Tax Consequences

The transactions described herein may have tax consequences in Canada or another jurisdiction, depending on each particular existing or prospective shareholder’s specific circumstances. Such tax consequences are not described herein, and this AIF is not intended to be, nor should it be construed to be, legal or tax advice to any particular shareholder. Existing and prospective shareholders should consult their own tax advisors with respect to any such tax considerations.

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Environmental Regulations

The Company’s operations are subject to environmental regulations, which are evolving in each of the jurisdictions where the Company has a presence. Any modification of existing environmental regulations, or the imposition of new environmental regulations, may lead to stricter standards, more diligent enforcement, and heavier fines and penalties for non-compliance. The cost of compliance with changes in, or the imposition of new, environmental regulations has a potential to reduce the profitability of the Company’s operations or cause delays in the development of its Mining projects.

Environmental Liability

The Company may be subject to potential risks and liabilities associated with pollution of the environment through its use of electricity to Mine cryptocurrencies. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest that are unknown to the Company at present and have been caused by previous or existing owners or operators of the property which may result in environmental pollution. If any of those environmental hazards is deemed to violate existing rules and regulations in the relevant jurisdiction, the Company may become subject to fines and penalties.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The Company’s potential financial exposure for such matters may be significant and could have a material adverse effect on the Company.

Erroneous Transactions and Human Error

Cryptocurrency transactions are irreversible. Improper or compromised transfers will generally be irreversible and irrevocable. Such errors may be the result of computer or human error despite internal controls the Company has adopted to mitigate this risk. To the extent that the Company is unable to seek a corrective transaction with the third party or is incapable of identifying the third party that has received the Company’s cryptocurrencies through error or theft, the Company will be unable to revert or otherwise recover incorrectly transferred cryptocurrencies. The Company will also be unable to convert or recover cryptocurrencies transferred to uncontrolled accounts.

The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete other transactions, is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may adversely affect Bitfarms Canada’s operations. The factors affecting the further development of the industry, include, but are not limited to:

●	Continued worldwide growth in the adoption and use of cryptocurrencies;

●	Governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;

●	Changes in consumer demographics and public tastes and preferences;

●	The maintenance and development of the open-source software protocol of the network;

●	The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	General economic conditions and the regulatory environment relating to digital assets; and

●	Negative consumer sentiment and perception of BTC specifically and cryptocurrencies generally.

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Facility Developments

The continued development of existing and planned facilities is subject to risks that may cause such development plans to be delayed or otherwise adversely affected, including factors beyond the Company’s control such as delays in the delivery or installation of equipment by suppliers, difficulties in integrating new equipment into existing infrastructure, shortages in materials or labour, defects in design or construction, diversion of management resources, insufficient funding, or other resource constraints. Actual costs for development may also exceed the Company’s planned budget. Delays, cost overruns, changes in market circumstances and other factors may result in different outcomes than those intended. If any development projects are delayed or more expensive than contemplated, the Company’s operations may be adversely impacted, and the Company may not realize, or may be delayed in realizing, the benefits of such projects. See DESCRIPTION OF BUSINESS - Expansion Projects, for a discussion of the status of the Company’s various development efforts, including, in particular, in Argentina.

Insurance risks

Where considered practical to do so, the Company intends to maintain insurance against risks in the operation of its business and in amounts that it believes to be reasonable. Such insurance, however, will contain exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. The novelty of the industry has impaired and may continue to impair the ability of the Company to acquire adequate insurance coverage for risks associated with its operations. The occurrence of an event that is not covered, in full or in part, by insurance may cause substantial economic damage to the Company. In some cases, such as with respect to environmental risks, coverage is not available or considered too expensive relative to the perceived risk.

The Company’s BTC, which is held in custody by Coinbase Custody, is not insured. Although Coinbase Custody maintains an insurance policy of $320 million for its cold storage, the limits of that policy may not be available to the Company or, if available, sufficient to make the Company whole for any BTC that are lost or stolen from its account. Therefore, a loss may be suffered with respect to the Company’s BTC that is not covered by insurance and for which no person is liable in damages.

Any losses incurred by the Company for which insurance coverage is not available or has not been obtained could adversely impact the Company, including its financial condition and results of operations.

Competition

The Company’s business is in an intensely competitive industry, and the Company competes with other Mining companies, some of which have, or may in the future have, greater resources and experience. A fundamental property of Mining associated with many cryptocurrencies is that the computational complexity of the Mining algorithm increases over time. This factor, along with new industry entrants and price volatility, may make certain cryptocurrencies relatively unprofitable to mine compared to others.

Regulation of cryptocurrency outside of Canada has led some Mining companies to consider Canada as a jurisdiction in which to operate, which may increase competition to the Company. Despite the Company’s strategic planning and expected advantages over competitors, the Company may face unexpected competition in the form of new entrants in the marketplace. Such competition could erode the Company’s expected market share and could adversely impact the Company’s profitability. Increased competition could result in increased network computing resources and consequently increased hash difficulty.

If the award of coins for solving Blocks and transaction fees is not sufficiently high, Mining Companies may not have an adequate incentive to continue Mining and may cease their Mining operations. As the number of coins awarded for solving a block in the blockchain decreases, the incentive for Mining Companies to continue to contribute processing power to the network may transition from a set reward to transaction fees. Either the requirement from Mining Companies of higher transaction fees in exchange for recording transactions in the blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for the relevant coins and prevent the expansion of the network to retail merchants and commercial businesses, resulting in a reduction in the price of the relevant cryptocurrency that could adversely impact the Company’s cryptocurrency inventory and investments.

In order to incentivize Mining Companies to continue to contribute processing power to the network, the network may either formally or informally transition from a set reward to transaction fees earned upon solving for a block. This transition could be accomplished either by Mining Companies independently electing to record on the blockchains they solve only those transactions that include payment of a transaction fee or by the network adopting software upgrades that require the payment of a minimum transaction fee for all transactions. If transaction fees paid for the recording of transactions in the blockchain become too high, the marketplace may be reluctant to accept the network as a means of payment and existing users may be motivated to switch between cryptocurrencies or back to fiat currency. Decreased use and demand for coins may adversely affect their value and result in a reduction in the market price of coins.

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If the award of coins for solving Blocks and transaction fees is not sufficiently high, Mining Companies may not have an adequate incentive to continue Mining and may cease their Mining operations. Miners ceasing operations would reduce collective processing power, which would adversely affect the confirmation process for transactions (i.e., decreasing the speed at which blocks are added to the blockchain until the next scheduled adjustment in difficulty for blockchain solutions) and make the network more vulnerable to a malicious actor or botnet obtaining control in excess of 50 percent of the processing power. Any reduction in confidence in the confirmation process or processing power of the network may adversely impact the Company’s Mining activities, the value of its inventory of coins, and future investment strategies.

Acceptance and/or Widespread Use of Cryptocurrency Is Uncertain

Currently, cryptocurrencies are used relatively rarely in the retail and commercial marketplaces in comparison to purchases of overall cryptocurrencies worldwide. Cryptocurrency payment methods have not been widely adopted as a means of a payment for goods and services by major retail and commercial outlets. A significant portion of cryptocurrency demand may be attributable to speculation.

The failure of retail and commercial marketplaces to adopt cryptocurrency payment methods may result in increased volatility and/or a reduction in market prices, either of which may adversely impact the market price of the Company’s cryptocurrency holdings and the profitability of its Mining operations.

Hazards Associated with High-voltage Electricity Transmission and Industrial Operations

The operations of the Company are subject to typical hazards associated with high-voltage electricity transmission and the supply of utilities to the facilities of the Company at an industrial scale, including explosions, fires, inclement weather, natural disasters, flooding, mechanical failure, unscheduled downtime, equipment interruptions, remediation, chemical spills, discharges or releases of toxic or hazardous substances or gases and other environmental risks. The hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties.

Adoption of ESG Practices and the Impacts of Climate Change

Companies across many industries, including cryptocurrency Mining, are facing scrutiny related to their environmental, social, and governance (“ESG”) practices. Investor advocacy groups, certain institutional investors, investment funds and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the non-financial impacts of their investments. Enhanced public awareness and concern regarding environmental risks, including global climate change, may result in increased public scrutiny of the Company’s business and the cryptocurrency Mining industry in general. As a result, the Company’s management team may divert significant time and energy towards responding to such scrutiny and addressing and enhancing the Company’s ESG practices.

In addition, the impacts of climate change may affect the availability and cost of materials, natural resources, and sources and supplies of energy, which may increase the costs of the Company’s operations. Other factors which may impact the Company’s profitability include demand for BTC and other cryptocurrencies, insurance and other operating costs, and damage incurred as a result of extreme weather events. New environmental laws, regulations or industry standards may be adopted with little or no notice to the Company and impose significant operational restrictions and compliance requirements on its operations. The cost of compliance with changes in government regulations has the potential to reduce the profitability of the Company’s operations or cause delays in the development of new Mining projects.

Corruption

The Company operates in multiple jurisdictions, which generally prohibit bribery and other forms of corruption. The Company has policies in place to minimize the risk of corruption or bribery, which includes enforcement of policies against giving or accepting money or gifts in certain circumstances; namely the Company’s Code of Business Conduct and Ethics, Anti-Bribery and Anti-Corruption Policy and Whistleblower Policy. Despite such policies and training however, it is possible that the Company, or any employees or contractors, could be charged with bribery or corruption as a result of the unauthorized actions of its employees or contractors. If the Company is found guilty of such a violation, which could include a failure to take effective steps to prevent or address corruption by its employees or contractors, the Company could be subject to onerous penalties and reputational damage. A mere investigation could lead to significant corporate disruption, high legal costs and forced settlements (such as the imposition of an internal monitor). Any government investigations or other allegations against the Company, the directors, the officers or the employees of the Company, or finding of involvement in corruption or other illegal activity by such persons, could significantly damage the Company’s reputation and its ability to do business and could have a material adverse effect on the Company’s business, results of operations and financial condition.

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Fraud, bribery and corruption are more common in some jurisdictions than in others. Bitfarms Canada currently carries on its business in certain jurisdictions that have been allocated low scores on Transparency International’s “Corruption Perceptions Index”. Doing business in international developing markets brings with it inherent risks associated with enforcement of obligations, fraud, bribery and corruption. Bitfarms Canada uses its best efforts to prevent the occurrence of fraud, bribery and corruption, but it may not be possible to detect or prevent every instance of fraud, bribery and corruption in every jurisdiction in which its employees, agents, or contractors are located. The Company may therefore be subject to civil and criminal penalties and to reputational damage.

Instances of fraud, bribery and corruption, and violations of laws and regulations in the jurisdictions in which Bitfarms Canada operates, could have a material adverse effect on its business, prospects, financial condition or results of operations. In addition, as a result of the Bitfarms Canada’s anti-corruption policies and other safeguards, there is a risk that the Company could be at a commercial disadvantage and may fail to secure contracts within jurisdictions that have been allocated a low score on the Corruption Perceptions Index, to the benefit of other companies who may not have or comply with such anti-corruption safeguards.

US Foreign Corrupt Practices Act and Similar Legislation

The Foreign Corrupt Practices Act (United States), the Corruption of Foreign Public Officials Act (Canada) and anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantages. The Company’s policies mandate compliance with applicable anti-bribery laws, which often carry substantial penalties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurance that the Company’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees, agents or companies acquired by or merged with the Company. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company’s reputation, as well as business, financial position and results of operations and could cause the market value of Bitfarms Canada’s common shares to decline. Investigations by governmental authorities could also have a material adverse effect on the business, consolidated results of operations, and consolidated financial condition of Bitfarms Canada.

Political Instability

The Company operates in multiple jurisdictions, including in geographic regions which may be subject to a greater risk of political instability, geopolitical upheaval and social unrest. The Company’s ability to carry on its business in the normal course may be adversely affected by political and economic considerations such as civil unrest, war (including in neighbouring states), terrorist actions, labour disputes, corruption, sovereign risk (including coup d’état), political instability, the failure of foreign parties or governments to honour contractual relations, consents, rejections or waivers granted, changing government regulations with respect to cryptocurrency mining including environmental requirements, taxation, foreign investments, income repatriation and capital recovery (which changes may be arbitrary and with little or no notice), severe fluctuations in currency exchange and inflation rates, import and export restrictions, problems renewing licenses and permits, opposition to cryptocurrency mining from non-governmental organizations, increased financing costs, instability due to economic under-development, inadequate infrastructure, and the expropriation of property interests. Any of these events could result in conditions that have a material adverse impact on the Company and its operations.

Third-party Supplier Risks

The Company enters into contracts with a limited number of third-party suppliers to procure Mining hardware. If any of those suppliers is unable to or otherwise does not fulfill, or does not fulfill in a timely manner, its obligations to the Company for any reason (including, but not limited to, bankruptcy, computer or other technological interruptions or failures, personnel loss, negative regulatory actions, or acts of God) or engages in fraud or other misconduct during the course of such relationship, the Company may need to seek alternative third-party suppliers, or discontinue certain products or programs in their entirety. In addition, the Company may in the future be held directly or indirectly responsible, or be otherwise subject to liability, for actions or omissions of third parties undertaken in connection with the Company’s arrangement with such third parties. Any such responsibility or liability in the future may have a material adverse effect on the Company’s business and financial results.

Potential of Bitfarms Being Classified as a Passive Foreign Investment Company

Generally, if for any taxable year 75% or more of the Company’s gross income is passive income, or at least 50% of the average quarterly value of the Company’s assets are held for the production of, or produce, passive income, the Company would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. The Company does not believe it was a PFIC for 2022 and does not expect to be a PFIC for 2023. However, PFIC status is determined annually, and whether the Company will be a PFIC for any future taxable year is uncertain. Moreover, the Company is not committing to determine whether it is or is not a PFIC on an annual basis. If the Company is characterized as a PFIC, United States holders of Bitfarms Shares may suffer adverse tax consequences, including the treatment of gains realized on the sale of Bitfarms Shares as ordinary income, rather than as capital gain, the loss of the preferential income tax rate applicable to dividends received on Bitfarms Shares by individuals who are United States holders, and the addition of interest charges to the tax on such gains and certain distributions. A United States shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a Qualified Electing Fund (“QEF”) election, or, to a lesser extent, a mark-to-market election. The Company does not intend to provide the information necessary for United States shareholders to make a QEF election if the Company is classified as a PFIC for any year.

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Pandemic and Infectious Disease Risk (including COVID-19)

Pandemic risk is the risk of large-scale outbreaks of infectious diseases that can greatly increase morbidity and mortality over a wide geographic area and cause significant social and economic disruption. Pandemics, epidemics or outbreaks of an infectious disease in Canada or worldwide could have an adverse impact on the Company’s business, including changes to the way the Company and its counterparties operate, and on the Company’s financial results and condition. In March 2020, the World Health Organization declared COVID-19 a pandemic. The global response to the pandemic is constantly evolving, including various measures implemented at the global, national, provincial and local levels.

Although many health and safety restrictions have been lifted, certain adverse consequences of the pandemic continue to impact the macroeconomic environment and may continue to persist. The growth in economic activity and demand for goods and services, alongside labor shortages and supply chain complications and/or disruptions, has also contributed to rising inflationary pressures. Further, COVID-19 has contributed to cryptocurrency price volatility and delays in the Company’s receipt of Mining hardware and electrical components. The final outcome and/or potential duration of the economic disruption that resulted from the onset and subsequent recovery from COVID-19 remains uncertain at this time, and the financial markets continue to be impacted. Despite the decreased severity of the pandemic in recent months and the decreased global travel restrictions, the Company cannot accurately predict the impact that COVID-19 will have on its future revenue and business undertakings, due to uncertainties relating to future outbreaks and potential new variants of COVID-19, and their duration. The Company has been operating, and is expected to continue to operate, throughout the pandemic.

The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government interventions. At the onset of the COVID-19 pandemic in March 2020, governments and regulatory bodies in affected areas imposed a number of measures designed to contain the COVID-19 pandemic, including widespread business closures, social distancing protocols, travel restrictions, quarantines, curfews and restrictions on gatherings and events. While substantially all containment measures in Canada have been lifted, additional safety precautions and operating protocols aimed at containing the spread of COVID-19 may be instituted in line with guidance of public health authorities. Additional waves of the COVID-19 pandemic, together with the emergence of new COVID-19 variant strains, may lead to the imposition of containment measures to varying degrees in many regions within Canada and globally. Although the impact of COVID-19 appears to be less severe and government interventions appears to be minimal compared to the beginning of the pandemic, it is not possible to reliably estimate the length and severity of these developments as well as the impact on the financial results and condition of the Company and its operating subsidiaries in future periods. The extent to which the Company’s business and financial condition will continue to be affected by the COVID-19 pandemic will depend on future developments including the spread of variants, efficacy of vaccines against new variants, the vaccination progress and the impact of related controls and restrictions imposed by government authorities.

PRIOR SALES

On March 11, 2022, in connection with the acquisition of Garlock and a building in Sherbrooke, Québec, the Company issued 25,000 warrants to purchase Common Shares at an exercise price of $3.47 with a term of two years from the date of the issuance.

On March 31, 2022, the Board approved a stock option grant to an officer of 120,000 options to purchase 120,000 Common Shares at an exercise price of CAD$4.71 with a term of five years from the date of the grant.

On May 19, 2022, the Board approved a stock option grant of 5,382,500 options to officers, directors, employees and consultants of the Company to purchase 5,382,500 Common Shares at an exercise price of CAD$2.45 with a term of five years from the date of the grant.

On May 19, 2022, the Board approved a grant of 200,000 restricted share units to officers and directors of the Company to receive 200,000 Common Shares vesting equally over three years on the anniversary of the grant date.

On June 30, 2022, the Board approved a stock option grant to an officer of 20,000 options to purchase 20,000 Common Shares at an exercise price of CAD$1.50 with a term of five years from the date of the grant.

On November 16, 2022, the Board approved a stock option grant to a newly elected director of 200,000 options to purchase 200,000 Common Shares at an exercise price of CAD$1.00 with a term of five years from the date of the grant.

On December 27, 2022, the Board approved a stock option grant of 3,870,000 options to officers, directors, employees and consultants of the Company to purchase 3,870,000 Common Shares at an exercise price of CAD$0.55 with a term of five years from the date of the grant.

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DIVIDENDS

Bitfarms Canada has neither declared nor paid any dividends on its common shares since incorporation. When permitted to do so, the Board may declare dividends at its discretion but does not anticipate paying dividends in the near future. The Board will determine if, and when, to declare and pay dividends in the future from funds properly applicable to the payment of dividends based on Bitfarms Canada’ financial position at the relevant time. The Board expects to retain earnings to finance future growth of Bitfarms Canada and its subsidiaries. All of the Bitfarms Shares are entitled to an equal share in any dividends declared and paid on a per share basis.

DESCRIPTION OF CAPITAL STRUCTURE

Bitfarms Canada’s authorized share capital consists of an unlimited number of Bitfarms Shares. As of March 20, 2023, of this AIF there are 238,385,000 issued and outstanding Bitfarms Shares. Each Bitfarms Share entitles the holder to one vote per Bitfarms Share and to receive equally any dividends declared by Bitfarms Canada and the remaining property and assets of Bitfarms Canada in the event Bitfarms Canada undergoes a liquidation, dissolution, or winding up.

On February 4, 2020, shareholders approved an amendment to the articles of incorporation of the Company to authorize the issuance of class A preferred shares. As of March 20, 2023, there were nil preferred shares outstanding.

MARKET FOR SECURITIES

Trading Price and Volume

The Bitfarms Shares were listed and posted for trading on the TSXV under the symbol “BITF” until April 7, 2022.

The following table sets out the price range and aggregate volumes traded or quoted monthly on the TSXV from January 1, 2022, to April 7, 2022:

Month	High (CAD)	Low (CAD)	Volume
April 2022	$4.92	$3.98	4,005,800
March 2022	$5.49	$3.96	25,762,400
February 2022	$5.85	$3.53	29,568,400
January 2022	$6.83	$3.72	27,579,700

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The Bitfarms Shares were up listed and posted for trading on the TSX under the symbol “BITF” starting on April 8, 2022. The following table sets out the price range and aggregate volumes traded or quoted monthly on the TSX from April 8, 2022 to December 31, 2022:

Month	High (CAD)	Low (CAD)	Volume
December 2022	$0.83	$0.52	8,273,700
November 2022	$1.35	$0.74	16,854,900
October 2022	$1.64	$1.24	13,080,000
September 2022	$1.92	$1.40	13,815,600
August 2022	$3.00	$1.63	20,531,900
July 2022	$2.00	$1.37	15,273,700
June 2022	$2.60	$1.40	16,428,800
May 2022	$4.10	$2.06	22,313,600
April 2022	$4.29	$3.50	11,707,600

The Bitfarms Shares were also listed and posted for trading on the Nasdaq Exchange under the symbol “BITF” on June 21st, 2021. The following table sets out the price range and aggregate volumes traded or quoted monthly on the Nasdaq from January 1st, 2022 to December 31, 2022.

Month	High (US$)	Low (US$)	Volume
December 2022	$0.63	$0.38	45,840,800
November 2022	$1.01	$0,55	65,544,000
October 2022	$1.19	$0.89	58,217,600
September 2022	$1.49	$1.01	74,758,300
August 2022	$2.33	$1.24	122,360,200
July 2022	$1.57	$1.04	77,118,100
June 2022	$2.05	$1.07	83,848,100
May 2022	$3.21	$1.61	116,049,600
April 2022	$3.94	$2.72	83,463,000
March 2022	$4.38	$3.09	126,128,200
February 2022	$4.62	$2.75	143,938,700
January 2022	$5.39	$2.94	141,063,700

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

As of March 20, 2023, there are no securities of the Company which are currently held in escrow or subject to a contractual restriction on transfer.

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DIRECTORS AND OFFICERS

The following table sets out the name of each director and officer, province or state of residence, position held with each corporation, current principal occupation, and the number and percentage of securities beneficially owned, directly or indirectly as at March 20, 2023.

Name, and Province and Country of Residence	Principal Occupation During the Last Five Years(1)	Director or Officer Since	Common Shares Owned or Controlled(1)
Emiliano Joel Grodzki Buenos Aires, Argentina	Founder and Director of the Company (2017 – present); CEO of the Company (2020 - 2022), Consultant in the cryptocurrency sector; Founder and Director of cripto247 (2018 – present); Founder and Commercial Director of My Urban Foods (2012 –2015).	October 11, 2018	6,698,443
Nicolas Bonta Buenos Aires, Argentina	Non-Executive Chairman of the Board and Founder of the Company (2022 – present); Executive Chairman of the Company (2018 – 2022), Founder and CEO of Own Hotels (2006 – present).	October 11, 2018	8,542,118
Brian Howlett(2) Ontario, Canada	Lead Director of the Company (2020 – present); President and CEO of Hemlo Explorers Inc. (2020 – present); President and CEO of Voyageur Mineral Explorers Corp. (2020 – 2021); Director of Nighthawk Gold Corp. (2016 – present); President and CEO of Dundee Sustainable Technologies Inc. (2015 – 2020); President and CEO of Stone Gold Inc. (2014 – 2020).	April 17, 2020	2,000
Pierre Seccareccia(2)(3) Québec, Canada	Independent Director of the Company (2019 – present); Full-time independent director for several public companies (2003 – present); Director of Groupe Ivanhoé Cambridge Inc., a real estate subsidiary of la Caisse de dépôt et placement du Québec (2010 – present).	June 12, 2019	nil
Andres Finkielsztain(2) Buenos Aires, Argentina	Independent Director of the Company (2020 – present); Founding managing partner of FinkWald LLC (2011 – present); Director of Goldmoney Inc. (TSX: XAU) (2018 – present).	August 31, 2020	80,000
Edith M. Hofmeister, California, USA	Independent Director of the Company (2022 – present); Director of Osisko Gold Royalties (2022 – present); Director of Nighthawk Gold Corp (2022 – present); Director of Minto Metals Corp (2021 – 2022); Director of Prime Mining Corp (2021 – present); Executive Vice-President & General Counsel of Tahoe Resources (2010 – 2019)	November 16, 2022	nil

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Name, and Province and Country of Residence	Principal Occupation During the Last Five Years(1)	Director or Officer Since	Common Shares Owned or Controlled(1)
L. Geoffrey Morphy(1) Ontario, Canada	CEO of the Company (2022 – Present), President of the Company (2020 – present); Chief Operation Officer of the Company (2022),Director of the Company (2020); Trustee of R&R Real Estate Investment Trust (2021 – present); Co-CEO of Dundee Sarea Fund (2017 – 2019); director of Android Industries, LLC (2016 – present); Vice-President Corporate Development of Dundee Corporation (2016 –2019); Managing Director, Corporate Financing, Transactions & Valuations and Vice-President of Farber Financial Group (2008 – 2016).	May 19, 2020	186,800
Jeffrey Lucas, Massachusetts, USA	Chief Financial Officer of the Company (2021 – present) Managing Director, Mackinac Partners (2020 - 2021) Principle, CFI Associates (2020 – 2020) President (2018 – 2020), Chief Financial Officer (2015 – 2020), eMagin Corporation (NYSE) Board Member, Chief Financial Officer, Transfreight Companies (2013 – 2015)	June 3, 2021	nil
Benjamin Gagnon	Chief Mining Officer of the Company (2021 – present); Consulting Director (Dec 2019 – Jun 2021); Chief Technology Officer of LuTech Ltd. (2018 – Dec 2019); Chief Mining Officer of Island Computer Ltd. (2016 – Dec. 2019).	June 3, 2021	nil
Benoit Gobeil Québec, Canada	Senior Vice President, Operations & Infrastructure of the Company (2021 – present), Director of Operations of the Company (2019 – 2021), General Manager, Volta électrique (2018 – 2019); Owner, Volta électrique (2010 – 2017).	July 14, 2021	2,386
Damian Polla Buenos Aires, Argentina	General Manager LATAM, Bitfarms Ltd. (2021 – present); Director, Corporate Finance, Molino Cañuelas SACIFIA (2018 – 2021); Head of Structured Finance – Latin America, Haitong Bank NY Branch (2015 – 2018).	April 14, 2021	49,668
Patricia Osorio Québec, Canada	Vice President and Corporate Secretary of the Company (2022 – present), Vice President of Corporate Affairs of the Company (2021 – 2022); Corporate Secretary of Dundee Sustainable Technologies Inc. (2020 – 2021); Assistant Secretary-Treasurer of Dundee Sustainable Technologies Inc. (2015 – 2020).	November 19, 2021	nil

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Name, and Province and Country of Residence	Principal Occupation During the Last Five Years(1)	Director or Officer Since	Common Shares Owned or Controlled(1)
Andrea Keen Souza Québec, Canada	Vice-President, Human Resources of the Company (2022 – present); Head of Talent & Culture, EQ Care / Telus Health (2020 – 2021); Global HR Director, Straumann Group (2019 – 2020); Head of Human Resources, Sterlite Power Brazil (2017 – 2019); Region Human Resources Leader, LATAM, Fieldcore/GE (2007-2017).	January 10, 2022	nil
Philippe Fortier Québec, Canada	Vice President, Corporate Development of the Company (2022 – Present) Vice President, Special Projects of the Company (2022); President & Leader Advisor, PFOCap Corporate Finance & Investment Advice (2019 - 2022); Financial Analyst, National Bank Financial (2017 - 2019).	January 24, 2022	10,000
Stephanie Wargo Georgia, USA	Vice President, Marketing & Communication of the Company (2022 – present); Global VP Marketing, PrimeRevenue (2015 – 2022); Global VP Marketing, BitPay (2013 – 2015). VP Client Relations & Marketing, FirstView Financial (2010 – 2013).	February 14, 2022	nil
Marc-André Ammann Québec, Canada	Vice President, Finance & Accounting of the Company (2022 – present); Vice President, Finance & Corporate Controller, Sharethrough (2022); Director of Financial Reporting, Minerai de Fer Québec (2019 -2021); Senior Manager, Corporate Accounting & Regulatory Reporting, CN (2017 – 2019).	May 16, 2022	nil
Paul Magrath Ontario, Canada	Vice President, Taxation of the Company (2022 – present); Senior Finance Director, Huawei Technologies (2017-2022); Director, Taxation, AstraZeneca R&D (2009 – 2017).	May 24, 2022	5,000
Jeffrey (Jung Feng) Gao Victoria, Australia	Vice President, Risk Management of the Company (2023 – present), Chief Executive Officer, Cypherpunk Holdings Inc. (2021-2022)	January 1, 2023	nil

Notes:

(1)	Information about principal occupation, business or employment, not being within the knowledge of the Company, has been furnished by respective persons set forth above. The information with respect to the Common Shares beneficially owned, controlled or directed is not within the direct knowledge of the Company and has been obtained from SEDI or furnished by the respective individuals. This table does not include Common Shares underlying unexercised stock options and warrants.
(2)	Member of the Audit Committee.
(3)	Chair of the Audit Committee.

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As at March 20, 2023 the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 15,526,415 common shares, representing 7.71% of the total issued and outstanding common shares before giving effect to the exercise of rights, options, or warrants to purchase or otherwise receive Common Shares held by such directors and executive officers. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company as a group is based upon information furnished by the directors and executive officers themselves.

Nicolas Bonta

Nicolas Bonta serves as the Chairman of the Board. Mr. Bonta is an Argentinian hotelier, real estate investor and a founder of the Company. In 1998, he founded one of the first boutique hotel companies in Argentina named “Own Hotels” which has grown to six locations in the cities of Buenos Aires and Montevideo, Uruguay. Mr. Bonta has a bachelor’s degree in hospitality from Glion Institute of Higher Education in Switzerland.

Emiliano Joel Grodzki

Emiliano Joel Grodzki serves as Director of the Company and member of the Governance and Nominating Committee, the Environmental and Social Responsibility Committee and the Strategic Advisory Committee. Mr. Grodzki is an Argentinian entrepreneur, businessman and a founder of the Company. He has been a business builder and innovator since his early teens, founding, incubating, and exiting interdisciplinary ventures in the design, food, and construction industries. In 2016, he entered the space of cryptocurrencies and began to invest in and mine cryptocurrencies from Argentina. Mr. Grodzki has a construction degree from ORT in Buenos Aires.

Brian Howlett

Brian Howlett serves as the Lead Director of the Company, and member of the Audit Committee, the Governance and Nominating Committee, the Compensation Committee, the Environmental and Social Responsibility Committee and is the Chair of the Strategic Advisory Committee. Mr. Howlett is a seasoned professional with over thirty years of senior management experience. Mr. Howlett is currently the President, Chief Executive Officer and Director of Hemlo Explorers Inc. Mr. Howlett also serves on the Board for several junior mining companies. Mr. Howlett recently served as the President, Chief Executive Officer and a Director of Dundee Sustainable Technologies Inc. He also formerly served as the President and Chief Financial Officer of Superior Copper Corporation. Prior to that, Mr. Howlett spent twelve years with ELI Eco Logic Inc., including six years as Chief Financial Officer. Mr. Howlett graduated in 1982 with a B. Comm. In finance from Concordia University and received his CMA designation in 1989.

Pierre Seccareccia

Pierre Seccareccia serves as an Independent Director of the Company and Chair of the Audit Committee. He is also member of the Compensation Committee. He has extensive experience in financial consulting and management. A Partner of the Coopers & Lybrand accounting firm from 1976 to 1998, he acted as Managing Partner for its Montreal south shore office from 1987 to 1989, for its Montreal central office from 1992 to 1996, and for its offices in the Province of Quebec from 1996 to 1998. Following the merger in 1998 of Coopers & Lybrand with Price Waterhouse, he acted as the Managing Partner for the Montreal office of PricewaterhouseCoopers LLP from 1998 to 2001. Since 2003, Mr. Seccareccia has acted as a full-time independent corporate director for various public and private entities. He is a Fellow CPA, CPA, and a lifetime member of the Ordre des comptables professionnels agréés du Québec. He is also a member of the Institute of Corporate Directors (Canada). He graduated from the École des hautes études commerciales de Montréal with a degree in Accounting.

Andres Finkielsztain

Andres Finkielsztain serves as an Independent Director of the Company and a member of the Audit Committee, the Environmental and Social Responsibility Committee and the Strategic Advisory Committee. He is the Chair of the Compensation Committee. Mr. Finkielsztain is the Founding Managing Partner of FinkWald LLC, a private investment office specializing in private equity, real estate, media, and technology. He is also the co-head of the Special Situations division at Banco Industrial in Argentina, where he analyzes and provides financing solutions to Argentinean-based companies and institutions. Mr. Finkielsztain previously served as a financial advisor for Soros Brothers Investments (“SBI”), a private investment office founded in 2011 by Alexander and Gregory Soros, and as an analyst for Emerging Markets at Soros Fund Management LLC. Mr. Finkielsztain also worked at J.P. Morgan for over 10 years in various capacities within their Asset Management group, including the role of Global Investment Opportunity and Emerging Markets Specialist. Mr. Finkielsztain graduated with a BA in Economics from Bard College where he served as the President of a Latin American organization.

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Edith M. Hofmeister

Edie Hofmeister serves as Independent Director of the Company and Chair of the Governance and Nominating Committee and the Environmental and Social Responsibility Committee and is member of the Strategic Advisory Committee. Ms. Hofmeister has advised large and small multi-national extractive companies on legal and ESG matters for over twenty years. Most recently she served as Executive Vice President Corporate Affairs and General Counsel for Tahoe Resources where she led the Legal, Sustainability and Government Affairs departments and helped grow Tahoe from a junior exploration company to a mid-cap precious metals producer. Since 2006, Ms. Hofmeister has worked alongside rural and indigenous communities in India, Peru, Guatemala, Mexico and Canada to enhance food, work and water security. Ms. Hofmeister serves as the Chair of the International Bar Association’s Business and Human Rights Committee, a group dedicated to promoting high ESG standards in multi-national corporations. Ms. Hofmeister received a Bachelor of Arts degree in international relations from UCLA, a Master of Arts degree in international peace studies from the University of Notre Dame and a Juris Doctor degree from the University of San Francisco.

L. Geoffrey Morphy

L. Geoffrey Morphy serves as the President and Chief Executive Officer of the Company. Previously he served as Executive Vice President, President and Chief Operating Officer and Director of the Company. He was Co-CEO of Dundee Sarea Fund, a Canadian-based turnaround fund from December 2017 to November 2019. He was Vice-President, Corporate Development of Dundee Corporation (TSE: DC.A) from April 2016 to October 2019. In that capacity, he was part of the senior management team responsible for strategy, new investments and portfolio management. Since August 2016, Mr. Morphy is a director of Android Industries, L.L.C, a Michigan-based Tier One auto parts manufacturing company with global operations. In February 2021, he became a Trustee of R&R Real Estate Investment Trust (TSXV: RRR.UN). Mr. Morphy is a past director of Parq-Vancouver, Blue Goose Capital Corporation, and was previously Chairman of Montreal based Dundee Sustainable Technologies Inc. (CSE: DST) and Co-CEO of Dundee Sarea Fund. Mr. Morphy has decades of cross-border and international commercial and corporate strategy, structuring, operational and finance experience. He has occupied executive positions at financial advisory firms and banks, such as the Farber Financial Group between 2008 and 2016, ABN Amro Bank N.V. and LaSalle Bank between 2005 and 2008, as well as Comerica Bank, between 2000 and 2005. Mr. Morphy holds a Bachelor of Commerce from Dalhousie University and in 2012 earned the designation of Certified Exit Planning Adviser from Chicago-based Exit Planning Institute, in 2015 became an exempt market dealer representative, and in 2019 was granted the designation of ICD.D from the Institute of Corporate Directors

Jeffrey Lucas

Jeffrey Lucas serves as the Chief Financial Officer of the Company. Prior to joining Bitfarms Canada, Mr. Lucas was Managing Director of Mackinac Partners, a financial restructuring and turnaround advisory firm. Previously, he was President and CFO of eMagin Corporation (NYSE), a publicly traded developer and manufacturer of microdisplays used in military and commercial applications. Prior to eMagin, Jeff was a Board Member and the CFO of Transfreight Companies, a logistics and transportation enterprise that managed the inbound supply chain for the major auto manufacturers. Jeff has also served as CFO for several other public and private companies in a variety of industries. Prior to his corporate roles, Mr. Lucas worked in high yield investment banking with L. F. Rothschild and in institutional money management as a securities analyst with Wells Capital Management. He is a Chartered Financial Analyst and eanred the Certified Public Accountant certification while a member of PricewaterhouseCoopers’ technology and industrials practices. Mr. Lucas earned an MBA with emphasis on finance from Harvard Business School and a BA in Economics from Tufts University and studied at the London School of Economics.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company, is or was within 10 years before March 20, 2023, a director, chief executive officer or chief financial officer of any company that:

(a)	while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)	while that person was acting in that capacity, was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days.

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No director or executive officer of the Company and no shareholder holding a sufficient number of securities to affect materially the control of the Company is, as at March 20, 2023, or has been within the 10 years before March 20, 2023:

(a)	a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)	become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder; or

(c)	has been subject to:

(i)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000 or before December 31, 2000 the disclosure of which would likely be important to a reasonable security holder in making an investment decision; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision

Committees of the Board of Directors

The Bitfarms Canada Board currently has five committees:

●	Audit Committee

●	Governance and Nominating Committee

●	Compensation Committee

●	Environmental and Social Responsibility Committee, and

●	Strategic Advisory Committee.

Audit Committee

The current members of the Audit Committee are Pierre Seccareccia as Committee chair, Brian Howlett, and Andres Finkielsztain. All of the members are considered “independent” directors as defined in National Instrument 52-110 – Audit Committee (“NI 52-110”). Each member of the Audit Committee is considered to be “financially literate” within the meaning of NI 52-110, which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the Company’s financial statements. The full text of the charter of the Audit Committee (the “Audit Committee Charter”) is attached as Appendix “A”.

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Relevant Education and Experience

The relevant education and experience of each of the members of the Audit Committee is as follows:

Name of Member	Education	Experience
Pierre Seccareccia, FCPA, FCA(1)	Accounting degree from École des hautes études commerciales de Montréal (1969). Member of the Ordre des comptables agrées du Quebec (1970) Fellow of the Order of Certified Public Accounting (1996).	Mr. Seccareccia has extensive experience in financial consulting and management. A Partner of the Coopers & Lybrand accounting firm from 1976 to 1998, he acted as Managing Partner for its Montreal south shore office from 1987 to 1989, for its Montreal central office from 1992 to 1996, and for its offices in the Province of Quebec from 1996 to 1998. Following the merger in 1998 of Coopers & Lybrand with Price Waterhouse, he acted as Managing Partner for the Montreal office of PricewaterhouseCoopers LLP from 1998 to 2001. Since 2003, Mr. Seccareccia has acted as a full-time independent corporate director for various public and private entities.
Brian Howlett	Bachelor of Commerce from Concordia University (1982). CMA designation (1989).	Mr. Howlett is currently the President, Chief Executive Officer and Director of Hemlo Explorers Inc. Mr. Howlett also serves on the Board for several junior mining companies. Mr. Howlett recently served as the President, Chief Executive Officer and a Director of Dundee Sustainable Technologies Inc. He also formerly served as the President and Chief Financial Officer of Superior Copper Corporation. Prior to that, Mr. Howlett spent twelve years with ELI Eco Logic Inc., including six years as Chief Financial Officer.
Andres Finkielsztain	Bachelor of Economics from Bard College, New York (1999)	Mr. Finkielsztain is the Founding Managing Partner of FinkWald LLC, a private investment office specializing in private equity, real estate, media, and technology. He is also the co-head of the Special Situations division at Banco Industrial in Argentina, where he analyzes and provides financing solutions to Argentinean-based companies and institutions. Mr. Finkielsztain previously served as a financial advisor for SBI, a private investment office founded in 2011 by Alexander and Gregory Soros, and as an analyst for Emerging Markets at Soros Fund Management LLC. Mr. Finkielsztain also worked at J.P. Morgan for over 10 years in various capacities within Asset Management, including the role of Global Investment Opportunity and Emerging Markets Specialist. Mr. Finkielsztain graduated with a BA in Economics from Bard College where he served as the President of a Latin American organization.

Notes:

(1)	Chair of the Audit Committee.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee is required to pre-approve all audit and non-audit services not prohibited by law to be provided by the independent auditors of the Company.

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External Auditor Service Fees

The following table provides details in respect of audit, audit related, tax and other fees billed by the Company’s external auditor, in US$, during the fiscal years ended December 31, 2022 and December 31, 2021.

	Year Ended December 31, 2022	Year Ended December 31, 2021
Audit Fees(1)	$651,000	$510,000
Audit Related Fees(2)	$310,000	$189,000
Tax Fees(3)	$23,000	$46,000
All Other Fees	nil	nil
Total	$984,000	$745,000

Notes:

(1)	Aggregate fees billed for professional services rendered by the auditor for the audit of the Company’s annual financial statements.

(2)	Aggregate fees billed for professional services rendered by the auditor and consisted primarily of file quality review fees and fees for the review of quarterly financial statements, related documents and consent letters.

(3)	Aggregate fees billed for tax compliance, tax advice and tax planning professional services. These services included reviewing tax returns and assisting in responses to government tax authorities.

Exemption

The Company is not relying on any exemptions of NI 52-110.

Governance and Nominating Committee

The Board maintains a governance and nominating committee (the “Governance and Nominating Committee”).

The Governance and Nominating Committee is responsible for: (i) assisting management in developing responsible corporate governance policies and practices for the Company; (ii) overseeing adherence to corporate governance rules, policies and principles; (iii) identifying individuals qualified to be nominated as directors; (iv) evaluating the performance and effectiveness of the Board and its committees; and (v) overseeing compliance with the Company’s Code of Business Conduct and Ethics.

Compensation Committee

The Company’s Compensation Committee is responsible for ensuring that Bitfarms Canada has in place an appropriate plan for executive compensation and for making recommendations with respect to the compensation of the Company’s executive officers. The Board ensures that compensation paid to NEOs and executives is fair, reasonable, and consistent with Bitfarms Canada’s compensation policies and best practices.

From time to time the Board reviews, and may approve, recommendations regarding compensation for senior management and directors. A combination of fixed and variable compensation is used to motivate executive officers and to achieve overall corporate goals. The three basic components of Bitfarms Canada’s executive compensation program are:

●	base salary;

●	annual incentive (bonus) payments; and

●	option and restricted share unit-based compensation.

Environmental and Social Responsibility Committee

The Company has recently created an Environmental and Social Responsibility Committee, responsible for assisting the Board in overseeing the Company’s programs, policies and practices relating to health and safety, environmental sustainability and corporate social responsibility.

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Strategic Advisory Committee

The Company has recently appointed a Strategic Advisory Committee for the purposes of assisting the Board of Directors in discharging its duties with respect to the development and implementation of the Company’s strategic plans and the risks associated with such plans. While it is Management’s responsibility to develop the Company’s strategic plans, the Strategic Advisory Committee fosters a cooperative, interactive and strategic planning process between the Board and management.

Code of Conduct and Conflicts of Interest

The directors of Bitfarms Canada are required by law to act honestly and in good faith with a view to the best interests of Bitfarms Canada and to disclose any interests which they may have in any project or opportunity outside of Bitfarms Canada. If a conflict of interest arises, any director in a conflict will disclose his interest and abstain from voting on such matter at a meeting of the Board. To the best of Bitfarms Canada’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential conflicts of interest among Bitfarms Canada, its directors and officers or other members of management of the Company or any proposed director, officer or other member of management as a result of their outside business interests, except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to Bitfarms Canada and their duties as a director or officer of such other companies.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed herein and elsewhere in this AIF, no directors, officers, principal shareholders of the Company, nor any Associate or Affiliate of the foregoing, have had any material interest, direct or indirect, in any transactions in which the Company has participated prior to March 20, 2023 that have materially affected or are reasonably expected to materially affect the Company or any subsidiary.

Transactions with Related Parties

There have been no transactions with related parties other than as disclosed below.

1.	The Company entered into consulting agreements with two of the directors, Emiliano Joel Grodzki and Nicolas Bonta. The consulting fees charged by these directors totaled approximately $1,267,000 for the year ended December 31, 2022 ((year ended December 31, 2021 - $625,000; year ended December 31, 2020 - $379,000). As of December 31, 2022, Messrs. Grodzki and Bonta have resigned to their executive positions in the Company, the consulting agreements were terminated, and they only retain their positions of non-executive Directors, resulting in a total termination package $1,466,000.

2.	The Company was charged rent expense of approximately $273,000 for the year ended December 31, 2022 (year ended December 31, 2021 - $475,000; the year ended December 31, 2020: $440,000) to companies controlled by certain directors. The above transactions were incurred in the normal course of operations.

Other than as set forth in this AIF, the management of Bitfarms Canada is not aware of any material interest, direct or indirect, of any director, executive officer, any Person or Company beneficially owning, controlling or directing, directly or indirectly, more than ten (10%) percent of Bitfarms Canada’s outstanding voting securities, or any Associate or Affiliate of the foregoing Persons, in any transaction in which Bitfarms Canada has participated within the three years before March 20, 2023, that has materially affected or is reasonably expected to materially affect Bitfarms Canada or any of its subsidiaries.

LEGAL PROCEEDINGS

Legal Proceedings

There are no pending legal material proceedings to which the Company is or was party to, or that any of its property is or was the subject of, and Bitfarms Canada is not aware of any such proceedings known to be contemplated.

Regulatory Actions

No penalties or sanctions were imposed against the Company by a court relating to provincial and territorial securities legislation or by a securities regulatory authority since incorporation. No other penalties or sanctions have been imposed by a court or regulatory body against the Company necessary for this AIF to contain full, true and plain disclosure of all material facts. The Company has not entered into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority since incorporation.

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TRANSFER AGENT AND REGISTRAR

Bitfarms Canada’s registrar and transfer agent is TSX Trust Company, located at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by Bitfarms Canada which are currently in effect and considered to be material.

1.	A custodial services agreement between the Company and Coinbase Custody Trust Company, LLC (“Coinbase”) pursuant to which the Company appointed Coinbase to act as its provider of custodial services for the purpose of storing digital assets.

2.	A sales contract entered on July 3, 2021 between the Company and Inchigle Technology Hong Kong Limited, an affiliate of MicroBT, pursuant to which the Company purchased 12,000 Miners for total consideration of US$51,072,000, and its amendments signed on August 13, 2022 and December 28, 2022

3.	A sales contract entered on July 3, 2021 between the Company and SuperAcme Technology (Hong Kong) Limited, an affiliate of MicroBT, pursuant to which the Company purchased 24,000 Miners for total consideration of US$89,808,000, and its amendments signed on August 13, 2022 and December 28, 2022

4.	A sales contract entered on July between the Company and Shenzhen DJ Technology Co., Ltd, an affiliate of MicroBT. Pursuant to which the Company purchased 12,000 Miners for total consideration of US$48,571,200, and its amendments signed on August 13, 2022 and December 28, 2022.

5.	An eight-year power purchase agreement between the Company and Generacion Mediterranea S.A. (GMSA) pursuant to which the Company secured up to 210 MW of natural gas-powered energy. The agreement establishes that GMSA will supply the Company with power at a rate of $0.02 per kilowatt hour for the first four years, up to a maximum amount of 1,103,760 megawatt hours, subject to certain pro-rata adjustments and requiring the Company and GMSA to negotiate in good faith the price of any energy that is excluded from the 1,103,760 megawatt hours, or the amount of megawatt hours determined after the pro-rata adjustments. The pricing on the remaining four years of the eight-year energy contract will be determined by a formula that is largely dependent on natural gas prices.

6.	In June 2022, a master equipment finance agreement between the Company and NYDIG to which NYDIG agreed to loan for gross proceeds of $36.9 million collateralized by 10,395 MicroBT WhatsMiner M30S Miners. As part of the agreement, the Company must maintain in an identified wallet an approximate quantity of BTC whose value equates to one month of interest and principal payments on the outstanding loan.

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INTERESTS OF EXPERTS

The consolidated financial statements of the Company for the years ended December 31, 2022 and 2021 have been audited by PricewaterhouseCoopers LLP. As at December 31, 2022 and 2021, PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and the rules of the US Securities and Exchange Commission and the requirements of the Public Company Accounting Oversight Board Rule 3520, Auditor Independence.

No person or company whose profession or business gives authority to a report, valuation, statement or opinion and who is named as having prepared or certified a part of this AIF or as having prepared or certified a report or valuation described or included in this AIF holds or is to hold any beneficial or registered interest, direct or indirect, in any securities or property of Bitfarms Canada or any associate or affiliate of Bitfarms Canada or any subsidiaries thereof.

ADDITIONAL INFORMATION

Additional information relating to the Company, including financial information in the Company’s Financial Statements and MD&A for Fiscal 2022, is available on SEDAR at www.sedar.com. Moreover, additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of securityholders.

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SCHEDULE A

BITFARMS LTD.

AUDIT COMMITTEE CHARTER

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Bitfarms Ltd. (“Bitfarms Canada” or the “Corporation”).

1.0 Mandate

The Committee shall:

(a)	assist the Board in its oversight role with respect to the quality and integrity of the financial information;

(b)	assess the effectiveness of the Corporation’s risk management and compliance practices;

(c)	assess the independent auditor’s performance, qualifications and independence;

(d)	assess the performance of the Corporation’s internal audit function;

(e)	ensure the Corporation’s compliance with legal and regulatory requirements; and

(f)	prepare such reports of the Committee required to be included in any Management Information Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

2.0 Composition and Membership

The committee shall be composed of not less than three members, each of whom shall be a director of the Corporation. A majority of the members of the Committee shall not be an officer or employee of the Corporation. All members shall satisfy the applicable independence and experience requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation’s securities are listed and applicable securities regulatory authorities.

Each member of the Committee shall be financially literate as such qualification is interpreted by the Board of Directors in its business judgment.

Members of the Committee shall be appointed or reappointed at the annual meeting of the Corporation and in the normal course of business will serve a minimum of three years. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a Director. The Board of Directors may fill a vacancy that occurs in the Committee at any time.

The Board of Directors or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint, at the annual meeting of the Corporation a Chair among their number. The Chair shall not be a former Officer of the Corporation. Such Chair shall serve as a liaison between members and senior management.

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The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members therefore provided that:

(a)	a quorum for meetings shall be at least three members;

(b)	the Committee shall meet at least quarterly;

(c)	notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting;

(d)	a resolution in writing signed by all directors entitled to vote on that resolution at a meeting of the Committee is as valid as if it had been passed at a meeting of the Committee.

The Committee shall report to the Board of Directors on its activities after each of its meetings. The Committee shall review and assess the adequacy of this charter annually and, where necessary, will recommend changes to the Board of Directors for its approval. The Committee shall undertake and review with the Board of Directors an annual performance evaluation of the Committee, which shall compare the performance of the Committee with the requirements of this charter and set forth the goals and objectives of the Committee for the upcoming year. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chairperson of the Committee or any other designated member of the Committee.

4.0 Duties and Responsibilities

4.1 Oversight of the Independent Auditor

(a)	Sole authority to appoint or replace the independent auditor (subject to shareholder ratification) and responsibility for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between Management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Committee.

(b)	Sole authority to pre-approve all audit services as well as non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the independent auditor.

(c)	Evaluate the qualifications, performance and independence of the independent auditor, including (i) reviewing and evaluating the lead partner on the independent auditor’s engagement with the Corporation, and (ii) considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

(d)	Obtain and review a report from the independent auditor at least annually regarding: the independent auditor’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the independent auditor and the Corporation.

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(e)	Review and discuss with Management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit.

(f)	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

(g)	Review as necessary policies for the Corporation’s hiring of partners, employees or former partners and employees of the independent auditor.

4.2 Financial Reporting

(a)	Review and discuss with Management and the independent auditor the annual audited financial statements prior to the publication of earnings.

(b)	Review and discuss with Management the Corporation’s annual and quarterly disclosures made in Management’s Discussion and Analysis. The Committee shall approve any reports for inclusion in the Corporation’s Annual Report, as required by applicable legislation.

(c)	Review and discuss with Management and the independent auditor management’s report on its assessment of internal controls over financial reporting and the independent auditor’s attestation report on management’s assessment.

(d)	Review and discuss with Management the Corporation’s quarterly financial statements prior to the publication of earnings.

(e)	Review and discuss with Management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Corporation’s financial statements, including any significant changes in the Corporation’s selection or application of accounting principles, any major issues as to the adequacy of the Corporation’s internal controls and any special steps adopted in light of material control deficiencies.

(f)	Review and discuss with Management and the independent auditor at least annually reports from the independent auditors on: critical accounting policies and practices to be used; significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements; alternative treatments of financial information within generally accepted accounting principles that have been discussed with Management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and other material written communications between the independent auditor and Management, such as any management letter or schedule of unadjusted differences.

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(g)	Discuss with the independent auditor at least annually any “Management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Corporation.

(h)	Review and discuss with Management and the independent auditor at least annually any significant changes to the Corporation’s accounting principles and practices suggested by the independent auditor, internal audit personnel or Management.

(i)	Discuss with Management the Corporation’s earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance (if any) provided to analysts and rating agencies.

(j)	Review and discuss with Management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements.

(k)	Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual filings with applicable securities regulatory authorities.

(l)	Review disclosures made by the Corporation’s Chief Executive Officer and Chief Financial Officer during their certification process for the annual filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Corporation’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving Management or other employees who have a significant role in the Corporation’s internal controls.

(m)	Discuss with the Corporation’s General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Corporation or any of its subsidiaries from regulators or governmental agencies.

4.3 Oversight of Risk Management

(a)	Review and approve periodically Management’s risk philosophy and risk management policies.

(b)	Review with Management at least annually reports demonstrating compliance with risk management policies.

(c)	Review with Management the quality and competence of Management appointed to administer risk management policies.

(d)	Review reports from the independent auditor at least annually relating to the adequacy of the Corporation’s risk management practices together with Management’s responses.

(e)	Discuss with Management at least annually the Corporation’s major financial risk exposures and steps Management has taken to monitor and control exposures including the Corporation’s risk assessment and risk management policies.

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4.4 Oversight of Regulatory Compliance

(a)	Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(b)	Discuss with Management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Corporation’s financial statements or accounting.

(c)	Meet with the Corporation’s regulators, according to applicable law.

(d)	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board of Directors.

5.0 Funding for the Independent Auditor and Retention of Other Independent Advisors

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Committee. The Committee shall also have the authority to retain and, at Bitfarms Canada’s expense, to set and pay the compensation for such other independent counsel and other advisors as it may from time to time deem necessary or advisable for its purposes. The Committee also has the authority to communicate directly with internal and external auditors.

6.0 Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

(a)	The Corporation shall establish a Whistleblower Policy to allow for the submission anonymously and otherwise, accounting related complaints which shall be reviewed annually by the Audit Committee.

(b)	The Committee will ensure the Whistleblower Policy provides review procedures for: (a) the receipt, retention and treatment of complaints received by the listed issuer regarding accounting, internal accounting controls, or auditing matters; and (b) The confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(c)	Upon receipt of a report from through the Whistleblower reporting mechanism, the Committee shall discuss the report and take such steps as the Committee may deem appropriate.

(d)	The Committee will inform the Board of Directors of the filed complaints or concerns at regularly scheduled meetings (unless they are unfounded or unless the materiality of the complaint requires earlier action).

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7.0 Procedures for Approval of Non-Audit Services

1.	The Corporation’s external auditors shall be prohibited from performing for the Corporation the following categories of non-audit services:

(a)	bookkeeping or other services related to the Corporation’s accounting records or financial statements;

(b)	financial information systems design and implementation;

(c)	appraisal or valuation services, fairness opinion or contributions-in-kind reports;

(d)	actuarial services;

(e)	internal audit outsourcing services;

(f)	management functions;

(g)	human resources;

(h)	broker or dealer, investment adviser or investment banking services;

(i)	legal services;

(j)	expert services unrelated to the audit; and

(k)	any other service that the Canadian Public Accountability Board determines is impermissible.

2.	In the event that the Corporation wishes to retain the services of the Corporation’s external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Corporation shall consult with the Chair of the Committee, who shall have the authority to approve or disapprove on behalf of the Committee, such non-audit services. All other non-audit services shall be approved or disapproved by the Committee as a whole.

3.	The Chief Financial Officer of the Corporation shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee no less frequently than on a quarterly basis.

8.0 Reporting

The Chair will report to the Board at each Board meeting on the Committee’s activities since the last Board meeting. The Committee will annually review and approve the Committee’s report for inclusion in the Annual Information Form. The Secretary will circulate the minutes of each meeting of the Committee to the members of the Board.

9.0 Access to Information and Authority

The Committee will be granted unrestricted access to all information regarding Bitfarms Canada that is necessary or desirable to fulfill its duties and all directors, officers and employees will be directed to cooperate as requested by Members.

10.0 Review of Charter

The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

Dated:	March 24, 2022
Approved by:	Board of Directors

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